

Solving the World's Greatest Engineering Challenges

Parker

Fiscal 2010 Annual Report

If you view the world as we do, through the lens of our broad range of motion and control technologies, you can see a vast number of engineering challenges. The solutions to these challenges can make a meaningful difference in our lives.

The search for more efficient traditional energy sources; the development of wind, solar and a host of other renewable energy platforms; the desire to produce and distribute clean water; new drug discovery and medical advances; the building of infrastructure and transportation to support a growing population; the safe cultivation, transportation and preservation of food sources; emerging needs and developments in defense; and the protection of our environment – all of these challenges create opportunities that push the bounds of our capabilities.

These very challenges drive Parker people forward, seeking new ways to innovate, combine technologies, collaborate, develop systems and partner with our customers to solve problems. In doing so, we not only create exciting growth potential for Parker, we also make significant contributions to our world at large, for our generation and for generations to come.

This is the essence of Parker, as we enter a new decade, building on a strong foundation and pursuing a bright future.

The Year In Review

Parker

For The Years Ended June 30, (dollars in thousands, except per share data)	2010	2009	2008
Operating Data			
Net sales	$ **9,993,166**	$ 10,309,015	$ 12,145,605
Gross profit	**2,146,099**	2,127,667	2,806,533
Net income attributable to common shareholders	**554,065**	508,515	949,466
Net cash provided by operating activities	**1,218,822**	1,129,192	1,316,610
Net cash (used in) investing activities	**(146,173)**	(960,831)	(1,170,800)
Net cash (used in) provided by financing activities	**(649,996)**	(274,348)	1,222
Per Share Data			
Diluted earnings per share	$ **3.40**	$ 3.13	$ 5.53
Dividends	**1.01**	1.00	0.84
Book value	**27.09**	26.59	31.35
Ratios			
Return on sales	**5.5%**	4.9%	7.8%
Return on average assets	**5.6**	5.0	10.1
Return on average shareholders' equity	**12.8**	10.7	19.1
Debt to debt-equity	**28.9**	35.2	28.3
Other			
Number of employees	**54,794**	51,639	61,722



13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
06 07 08 09 10

Net Sales
Millions of Dollars



2,860
2,600
2,340
2,080
1,820
1,560
1,300
1,040
780
520
260
06 07 08 09 10

Gross Profit
Millions of Dollars



1,000
900
800
700
600
500
400
300
200
100
06 07 08 09 10

Net Income Attributable to Common Shareholders
Millions of Dollars



220
200
180
160
140
120
100
80
60
40
20
06 07 08 09 10

Average Sales / Employee
Thousands of Dollars

Letter to Shareholders



Donald E. Washkewicz, Chairman, Chief Executive Officer and President

This year, as we bridge from one decade to another, it is worth reflecting on how far we have come as an organization in the past 10 years and what the future may hold for Parker Hannifin. We are strongly positioned financially and the breadth and depth of our motion and control technologies are allowing innovation to occur in new ways to solve some of the greatest engineering challenges of our time.

In fiscal 2010, we closed out a decade which brought one of the longest and richest economic expansions in history followed abruptly by the deepest global recession since the Great Depression of the 1930s. Throughout all of the ups and downs of the past decade, our employees and management team have paid close attention to the needs of our customers and conditions in our markets, and they have responded appropriately and decisively. The one constant factor that has driven our performance and expanded our capabilities throughout these years has been a steadfast focus on our customers and meeting their needs to improve productivity and profitability through the implementation of the Win Strategy. Since its inception in 2001, this singular guidepost has steered the company's performance to new heights and has positioned us strongly for what lies ahead.

FISCAL 2010 RESULTS

In fiscal 2010, a continued decline in order rates and sales, as a result of the global recession, forced us to adjust the priorities of the organization to reflect the realities of our circumstances. We had to make difficult choices, including continued rationalization of employment levels, extended pay reductions and shortened work weeks. We focused our priorities on managing the business for cash, maintaining balance sheet strength and targeting 10 percent total segment operating margins.

As a result of these actions, our net profit margin performance was much higher than it was at the lowest point of past recessions. This is despite the fact that this cycle has had a far more devastating impact on the economy and global demand levels. Even more importantly, the financial strength of the company was maintained and we generated strong operating cash flow of $1.2 billion, while also exceeding a targeted 10 percent segment operating margin, among many other highlights. There was nothing easy about fiscal 2010, but we demonstrated our resolve and exhibited our ability to produce strong performance, as shown in the following results:

- Despite being slightly down on sales for the year, we generated increased operating margins, net income, diluted earnings per share and cash flow from operations.
- Net sales were $10.0 billion in fiscal 2010, representing a 3 percent decline from the previous year. Organic sales declined 5 percent but this was partially offset by acquisitions and foreign currency translation, which each contributed 1 percent to sales.
- Total segment operating profit was $1.1 billion and total segment operating margin was 11.4 percent, a significant increase compared with 9.7 percent in fiscal 2009 and significantly higher than previous recessions.
- Net income attributable to common shareholders was $554.1 million, or 5.5 percent of sales, an increase of 9 percent compared with fiscal 2009. Diluted earnings per share were $3.40 in fiscal 2010, compared with $3.13 in fiscal 2009.
- Net cash provided by operating activities was $1.2 billion, which was a record 12.2 percent of sales, compared with 11.0 percent in fiscal 2009.
- Strong cash generation allowed us to deliver shareholder returns through quarterly dividends and the ongoing share repurchase program. Our cash performance allowed Parker to increase its annual dividend payout for the 54th consecutive year in fiscal 2010 and is now paying 27 cents per common share, per quarter.

Market conditions began to recover toward the end of fiscal 2010 as evidenced by increased order rates and Parker is better positioned than ever for sustained growth and profitability in fiscal 2011 and well into the future.

DRAWING ON OUR STRENGTHS

In the coming decade, the company is poised for growth as our core technologies are directed at helping our customers become more productive and profitable by addressing some of the world's greatest engineering challenges.

To meet these challenges, we will draw on the strength of our leadership position in the motion and control industry, the breadth of our technology expertise, our reputation for superior performance, and the talent, drive and ambition of our 55,000 employees located in every region of the world. As we do so, we expect to drive consistent growth in revenue, earnings and value for our shareholders.

Looking at the myriad of engineering challenges that we have yet to address, it is easy to see that opportunities for growth are significant. In fact, we estimate that our target markets have the potential to generate as much as $100 billion worth of annual revenue for the motion and control technologies in which we compete.

The goal we have set is to achieve at least a 10 percent compound annual growth rate. Given the fragmented basis of competition in our industry, we anticipate that half of the growth will come from acquisitions, as we remain the consolidator of choice, and half will be generated organically, represented as growth excluding currency effects and acquisitions.

In fiscal 2010, we prudently refrained from making further acquisitions so we could maintain a strong balance sheet. We expect acquisitions to continue to play a key role in our growth strategy going forward and we anticipate a healthy pipeline as economic conditions improve. In pursuing acquisitions, we intend to concentrate on businesses that support our mission to be the number one motion and control company and allow us to enter new markets and new geographies. By bringing a strong operating discipline to each of our acquired companies through the deployment of the Win Strategy, we target a 600-basis-point improvement in operating margins for acquired businesses. This is precisely how Parker adds value.

Our organic growth strategy centers on a range of initiatives as we pursue an aggressive new product strategy, expand our position in existing markets, penetrate new end markets and emerging international markets, and further develop our unrivaled channel to market through strong distribution.

SOLVING THE GREATEST ENGINEERING CHALLENGES

We are increasingly focusing our innovations and acquisitions to address the significant engineering challenges highlighted throughout this annual report. We have established distinct business units, each with a market focus to penetrate many of these emerging and fast-growing markets. These units represent a single face to the market and are able to leverage Parker's deep technical capabilities across traditional group and division boundaries. Many of the exciting breakthrough technologies that are now being developed by Parker embody this new spirit of collaboration.

We continued to fund research and development activities that are bringing many new opportunities to the forefront as we pursue growth. In fact, in an effort to concentrate resources on higher-value projects through the discipline of our Winovation process, we have continued to reduce the total number of active projects in the pipeline while the actual estimated value of the pipeline has increased significantly, an indication of our development efficiency.

In fiscal 2010 we made significant progress in new product and systems development:

- We announced initial commercial orders for our hydraulic hybrid system, including those used in the production of 20 delivery vehicles for United Parcel Service and 11 systems for use on refuse vehicles by several municipalities in Florida. This remarkable system replaces the conventional drivetrain on the vehicle and can generate as much as a 50 to 70 percent increase in miles per gallon with an

Raising the Floor & Ceiling on Margins

Net Income Attributable to Common Shareholders (% of Sales)


9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
10
Manufacturing Recessions

Net income attributable to common shareholders as a percentage of sales at the bottom of each recessionary period (floor) has been progressively higher in each subsequent period. Similarly, at the peak of each economic expansion our net profit margins have reached new heights (ceiling), a strong indicator that the performance of the company is improving.

Consistent Operating Cash Flows

Net Cash Provided by Operations (% of Sales)


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
10

Parker has delivered consistent operating cash flow through economic cycles over the past 20 years culminating in record operating cash-to-sales in fiscal 2010.

equivalent reduction in carbon emissions when compared to diesel fuel vehicles.

- With our increasing focus on complete systems that leverage our capabilities across technologies, we developed a unique electro-hydraulic hybrid system for use in aerial-utility-style trucks to facilitate service work on power and communication lines. The system combines capabilities from our hydraulics and automation groups to allow electric utility trucks to operate lifts using stored energy rather than engine power. This results in significantly reduced fuel consumption, lower emissions and reduced noise levels.

- Additional innovations are demonstrating the scope of our capabilities to address a wide variety of our greatest engineering challenges. There are many examples of such projects, including a unique filtration system designed to reduce water impurities for use in medical sterilization devices; an instrumentation device for the analysis of carcinogens in the water supply; a unique pneumatic seeding system that makes the planting of crops more efficient; a miniature valve enabling the use of a new wound therapy treatment; precision cooling technologies for more efficient heat dissipation in electronic devices; and a catalytic reduction system to reduce emissions in vehicles.

We also continued to secure large system contract wins in our aerospace group, as we were chosen by the Commercial Aircraft Corporation of China, Ltd. (COMAC) to supply the primary flight control actuation system for the C919 aircraft along with the hydraulic, fuel and inerting systems. The contract is anticipated to generate $4 billion in revenue for Parker over the life of the program. That brings our total large aerospace contract wins secured in the past three years up to an expected $18 billion over the life of these programs.

Internationally, we continued to make progress in further penetrating traditional and emerging markets:

- In May 2010, we officially opened our new Europe, Middle East and Africa (EMEA) headquarters in Etoy, Switzerland. With key EMEA leadership now housed under one roof, we are able to closely coordinate our efforts across operating groups. We also continued to expand our distribution channel in EMEA, where our presence now extends to 33 countries. Although the general economy in the region wavered, we did enjoy growth in emerging markets such as Morocco, Algeria, Saudi Arabia and Israel, all of which is expected to help solidify our presence in this critical region.

- Within the rapidly growing Asia-Pacific region, we continued to expand our footprint and increased our revenues despite the global downturn. In particular, we witnessed very strong growth in the emerging markets of China and India. Our distribution coverage in the region expanded with the addition of 142 retail outlets, and the number of ParkerStores in the region now exceeds 700 and is at 1,700 globally. Importantly, we continued to increase our ability to serve the local markets there by extending our manufacturing presence. The majority of our products sold in the region are now made locally, and we have also added local engineering talent to our organization.

POSITIONED FOR THE DECADE AHEAD

From the continued progress we have made in executing the Win Strategy dating back to 2001, to the specific actions we took throughout fiscal 2010, Parker is well positioned for the future and prepared for all of the challenges and opportunities that will come throughout the next 10 years and beyond.

We have many reasons to be optimistic. We are the global leader in the motion and control market. We have a strong set of competitive advantages. We have demonstrated our ability to deliver consistent performance through all economic cycles. And we continue to exhibit outstanding financial strength and performance.

The full force of our organization is guided by a single strategy, which gives us the power of cohesive effort and a set of common goals. Almost 10 years into the deployment of the Win Strategy, many of these initiatives have become an integral part of our culture and how we operate, and they will continue to yield positive results. That puts us in a much stronger position today than when we embarked on this journey. Although we cannot predict what will happen ahead, our sights are set on even higher levels of financial performance and growth as this decade unfolds.

I thank you, my fellow shareholders, for sharing my confidence in the future of Parker.

Sincerely,

Don Washkewicz

Donald E. Washkewicz
Chairman, Chief Executive Officer and President

August 2010



Energy

A GROWING POPULATION GLOBALLY, ECONOMIC GROWTH IN DEVELOPING COUNTRIES AND THE MODERNIZATION OF OUR LIVES IS DRIVING DEMAND FOR ENERGY AT A RAPID PACE. These trends are challenging our ability to deliver energy efficiently and cleanly. While methods of generating energy from renewable sources emerge, the more efficient use of traditional energy sources has become a critically important aspect of new energy solutions.

Parker's leadership position in hydraulic hybrid energy recovery technologies allows for the more efficient operation of vehicles with high start-and-stop duty cycles. This remarkable system replaces the conventional drivetrain on vehicles such as refuse trucks, delivery vans and city buses. Using hydraulic power, the system captures and reuses the energy from braking to generate as much as a 50 to 70 percent increase in miles per gallon with an equivalent reduction in carbon emissions. This critical technology is allowing Parker to address one important aspect of global energy challenges: fuel consumption.



Transportation

TRANSPORTATION HAS BECOME VITAL TO THE DEVELOPMENT OF MODERN SOCIETY, MAKING IT ONE OF THE WORLD'S LARGEST INDUSTRIES. While transportation plays a critical role in our lives, it can carry adverse social, economic and environmental costs. As the demand for energy from conventional sources (oil) increases, especially in developing nations, a significant rise in fuel costs is anticipated with the potential for major socio-economic impact. Vehicle emissions will be an ongoing target for increasingly stringent regulations as every nation seeks to grow while reducing its environmental footprint.

For manufacturers of all modes of transportation, these factors have placed a principal focus on fuel efficiency and reducing pollution, including carbon emissions. A host of catalyst technologies have been developed to address these challenges. Using technologies from several groups and divisions, Parker is able to offer unique fluid control and conditioning solutions to all of the catalyst system suppliers. By applying its competency in material science and fluidics, Parker helps vehicle manufacturers and their suppliers meet ever more stringent standards for reduced emissions, making the world a more prosperous and cleaner place in which to live.



ONE IN SIX PEOPLE IN THE WORLD TODAY DO NOT GET ENOUGH FOOD, MAKING HUNGER ONE OF THE MOST SIGNIFICANT HEALTH RISKS WORLDWIDE. Importantly, a growing population is anticipated to double the demand for food within the next 40 years. Since most of the world's viable farmland is largely developed, farmers around the world are focused on increasing yields from existing fields using sophisticated equipment to address this challenge.

As a critical provider to the agriculture market, Parker technologies can increase yields and bring greater efficiency to farms. The Parker seeder down force system helps seeding equipment plant more efficiently by providing complete pneumatic control of the seed depth from within the tractor cab. This unique application of our pneumatic technology eliminates the need for costly and time consuming manual changeovers to accommodate the planting of various crops at precise seed depths in varying terrain. The result is increased utilization of existing equipment to keep pace with food demand for our generation and the next.

Food





Environment

CONCERNS OVER THE EFFECTS OF HUMAN LIVING ON OUR ENVIRONMENT HAVE BECOME A UNIVERSAL GLOBAL CONCERN. Increasingly, countries are agreeing to global standards for reducing greenhouse gas emissions while a movement has begun to focus on the benefits of sustainable development in goods and services. These efforts are designed to ensure that industry can meet the needs of today without harming the ability of future generations to meet their needs.

Parker is using its broad technology platform to safeguard the environment by helping to meet humanity's need to conserve finite resources. By adapting our electro-hydraulic and power conversion technology, Parker is allowing aerial style lift trucks to operate the lift without the engine on. The system uses stored energy from rechargeable batteries to power the non-propulsion functions of the vehicle. This results not only in reduced fuel consumption of up to 1,200 gallons per year, but also less noise and reduced carbon dioxide emissions of approximately 13 metric tons annually. This is one more example of how Parker is helping reduce the impact of human progress on our environment.

IN THE NEXT 40 YEARS, IT IS ESTIMATED THAT NEARLY 70 PERCENT OF THE WORLD'S POPULATION WILL LIVE IN CITIES. This increased urbanization will create the need to develop new urban plans and city development while stressing an existing infrastructure that will struggle to accommodate population growth. Energy demand for these increasingly modern, urban environments will call for new ways to more efficiently deliver power from the grid.

As a way to accommodate fluctuations in power demand from cities, large-scale energy storage is emerging as a way to modernize the electrical grid. Parker has developed a power conversion system that can connect energy storage units to the grid to more efficiently manage the fluctuations in demand, reduce costs and deliver electricity at times of peak demand. This system converts AC grid power to DC battery storage during low demand periods and rapidly converts the DC stored energy back to AC power as power demands peak. As the population continues to migrate toward urban centers, Parker's technology is helping to more efficiently deliver power, accommodate renewable energy sources and extend the life of the existing electrical infrastructure.

Infrastructure



Life Sciences



MEDICAL TREATMENT AND DRUG DISCOVERY ADVANCEMENTS CONTINUE TO PROMOTE OUR ABILITY TO LIVE LONGER, MORE FULFILLING AND HEALTHIER LIVES. While much progress has been made to improve the quality of life, defend against infectious diseases, and mitigate the health effects associated with aging, an enormous potential remains for innovation in Life Sciences. Parker technologies developed for solving the most difficult motion and control problems are now enabling solutions that contribute to our improved health and well-being.

A host of new medical applications are being developed using Parker technology. By adapting expertise in fluid connectors, three-dimensional design, and product commercialization, Parker enabled a start-up medical device company to quickly move its ideas from concept to manufacturable product, simultaneously improving its function. This device is intended for use in catheter surgical procedures where the ability to grip and re-grip a guidewire at any point greatly reduces the time required by a surgeon to complete catheterization procedures. Enhanced control over the guidewire also improves the quality of these outcomes. As a result, the millions of procedures like this that are performed each year can be completed with increased safety, speed and a better health result for each patient.



MODERN WARFARE AND INCREASING THREATS FROM TERRORIST ACTIVITIES ARE REDEFINING THE BATTLEFIELD AND HOMELAND SECURITY METHODS OF TODAY. Reflecting increased global spending on defense, many countries are adapting the use of new-to-the-world technologies to combat an increasingly sophisticated enemy for the protection of soldiers and citizens alike.

Parker technologies have long been used in the military and our broad technology platform allows for a range of critical applications across all aspects of armed forces operations. Parker flight controls, hydraulic systems and fuel & inerting systems are on board many of today's cutting-edge strike fighter aircraft. Parker has designed, developed and qualified these highly complex systems while supporting the entire design so that when changes need to be made, they can be completed quickly. Our leading position in power-by-wire flight control systems, using electro-hydrostatic actuation, makes fighter jets more efficient by powering systems on demand. Given the critical role aircraft play in modern warfare, Parker is at the leading edge of technology for defense in today's world.

Defense



Water

ONE IN EIGHT INDIVIDUALS IN THE WORLD LIVES WITHOUT RELIABLE ACCESS TO CLEAN AND SANITARY WATER. Many of these people live close to a viable water source but lack the equipment necessary to ensure safe use of such an abundant local resource. Importantly, when a disaster strikes, water supplies are often disrupted and clean water is a critical survival element to avoid disease and sanitation problems that can arise quickly.

Parker ensures a safe water supply from virtually any source with its customized reverse osmosis water purification equipment. These units support military operations, nation-building, humanitarian aid and disaster relief and are capable of producing a quarter of a million gallons of potable water a day for drinking and cleaning in the critical days of recovery. Compared to water purification plants, these mobile units also reduce energy consumption, size, weight and maintenance requirements. Safe, clean, fresh water is a critical element in ensuring future needs in developing nations and in an emergency when disaster strikes. Parker provides the technology necessary to ensure its supply.

Financial Performance

Parker's Win Strategy has driven the company's financial performance to new heights over the past decade. That same strategy helped the company perform well through the recession and emerge even stronger as conditions improved. As our employees continue to execute the Win Strategy, we will continue to drive financial performance, enabling us to invest in strategic new opportunities, grow our business and provide strong returns to our shareholders.

Total Shareholder Return

Annual Equivalent


12%
8%
4%
0%
-4%
-8%
3 Year
5 Year
10 Year

Years Ending June 30, 2010

S&P 500 S&P 500 Industrials Parker

The total return calculation reflects share price appreciation and dividend payments and assumes reinvestment of dividends. The return provided is an annual equivalent percentage return reflecting the effect of compounding.

Return on Invested Capital

12 Months Ending June 30


25%
20%
15%
10%
5%
2008
2009
2010

Peer Group Median Parker

Return on Invested Capital = [Pretax Income from Continuing Operations + Interest Expense]/[Average Debt + Average Equity]. Parker's ROIC peers include (identified by stock symbol) CAT, CBE, CMI, DE, DHR, DOV, EMR, ETN, FLS, GR, HON, IR, ITT, ITW, JCI, PLL, ROK, SPW and TXT. Peer data is calculated from 10-Q filings for the last 12 months ending June 30.

Strong Operating Cash Flow Growth Versus Peers


PARKER 11.4%
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%

Parker's execution of the Win Strategy has allowed it to generate strong growth in operating cash flows relative to its peer group of companies. Parker's 15-year compound annual growth rate in net cash provided by operations is shown as reported for the fiscal year ended June 30, 2010. The peer companies' 15-year compound annual growth is calculated using as reported data for the most recent fiscal year end. Parker's peers include (identified by stock symbol) CAT, CBE, CMI, DE, DHR, DOV, EMR, ETN, FLS, GR, HON, IR, ITT, ITW, JCI, PLL, ROK, SPW and TXT.

Strong Cash Conversion Versus Peers


PARKER 3.6%
-10.0%
-5.0%
0.0%
5.0%
10.0%
15.0%

Parker's execution of the Win Strategy has allowed it to grow operating cash flow faster than sales (cash conversion) as measured by 15-year compound annual growth in net cash provided by operations minus 15-year compound annual growth in sales. Parker's data is calculated by using as reported data for the most recent fiscal year end. Parker's peers include (identified by stock symbol) CAT, CBE, CMI, DE, DHR, DOV, EMR, ETN, FLS, GR, HON, IR, ITT, ITW, JCI, PLL, ROK, SPW and TXT.

Parker's data is calculated by using as reported data for the fiscal year ended June 30, 2010. The peer companies' data is calculated using as reported data for the most recent fiscal year end.

Financial Review



15%
12%
9%
6%
3%
06 07 08 09 10

Five-Year Compound Sales Growth
– Goal: 10%



8%
7%
6%
5%
4%
3%
2%
1%
06 07 08 09 10

Return on Sales
– Goal: 6.5%



$1.00
$0.80
$0.60
$0.40
$0.20
06 07 08 09 10

Average Assets/Sales
– Goal: $0.80



25%
20%
15%
10%
5%
06 07 08 09 10

Return on Invested Capital
– Goal: 15%

Management's Discussion and Analysis

Overview

The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets.

The Company's order rates provide a near-term perspective of the Company's outlook particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a quarterly basis. The lead time between the time an order is received and revenue is realized generally ranges from one day to 12 weeks for mobile and industrial orders and from one day to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company's future order rates are as follows:

- Purchasing Managers Index (PMI) on manufacturing activity specific to regions around the world with respect to most mobile and industrial markets;
- Aircraft miles flown and revenue passenger miles for commercial aerospace markets and Department of Defense spending for military aerospace markets; and
- Housing starts with respect to the North American residential air conditioning market and certain mobile construction markets.

A PMI above 50 indicates that the manufacturing activity specific to a region around the world in the mobile and industrial markets is expanding. A PMI below 50 indicates the opposite. The PMI for the United States at the end of fiscal 2010 was 56.2, the PMI for the Eurozone countries was 55.6 at the end of fiscal 2010 and the PMI for China was 50.4 at the end of fiscal 2010. The PMI for the United States and the Eurozone countries have both sequentially increased during fiscal 2010 and the PMI for China has remained above 50 throughout fiscal 2010.

With respect to the aerospace market, the latest available information the Company has indicates that airlines are reducing capacity, resulting in a decline in average available seat miles of approximately two percent from the comparable fiscal 2009 level. Revenue passenger miles have increased approximately two percent from the comparable fiscal 2009 levels with improvement shown in all regions of the world, except in Europe. The Company anticipates that Department of Defense spending in fiscal 2011 will be about two percent higher than the fiscal 2010 level.

With respect to the North American residential air conditioning market and certain mobile construction markets, housing starts in June 2010 were approximately six percent lower than housing starts in June 2009.

The Company believes that there is a high negative correlation between interest rates and Industrial manufacturing activity. Increases in interest rates typically have a negative impact on industrial production thereby lowering future order rates while decreases in interest rates typically have the opposite effect.

During the latter part of fiscal 2010, the Company began to see signs of an economic recovery. Throughout the worldwide economic downturn, the Company focused on maintaining its financial strength by adjusting its cost structure to reflect changing demand levels, maintaining a strong balance sheet and managing its cash. The Company's Win Strategy initiatives relating to growth and margin improvement as well as the implementation of a number of business realignment initiatives, including plant closures and general workforce reductions, continue to help meet this objective.

The financial condition of the Company remains strong. The Company continues to generate substantial cash flows from operations, has controlled capital spending and has proactively managed working capital. The Company has been able to borrow needed funds at favorable interest rates and currently has a debt to debt-shareholders' equity ratio of 28.9 percent.

While worldwide economic conditions during the past fiscal year necessitated the Company concentrate its efforts on maintaining financial strength, the Company continues to believe many opportunities for growth remain available and the Company will evaluate these opportunities as appropriate. Major opportunities for growth are as follows:

- Leveraging the Company's broad product line with customers desiring to consolidate their vendor base and outsource system engineering;
- Marketing systems solutions for customer applications;
- Expanding the Company's business presence outside of North America;
- Introducing new products, including those resulting from the Company's innovation initiatives;
- Completing strategic acquisitions in a consolidating motion and control industry; and
- Expanding the Company's vast distribution network.

The Company completed one acquisition and one divestiture during fiscal 2010. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company's strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company. Future business divestitures could have a negative effect on the Company's results of operations.

The discussion below is structured to separately discuss each of the financial statements presented on pages 22 to 25. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

(millions)	2010	2009	2008
Net sales	$9,993	$10,309	$12,146
Gross profit margin	21.5%	20.6%	23.1%
Selling, general and administrative expenses	$1,277	$ 1,290	$ 1,364
Selling, general and administrative expenses, as a percent of sales	12.8%	12.5%	11.2%
Interest expense	104	112	99
Other expense, net		42	12
Loss (gain) on disposal of assets	10		(3)
Effective tax rate	26.3%	25.3%	28.3%
Net income attributable to common shareholders	$ 554	$ 509	$ 949

NET SALES in 2010 were 3.1 percent lower than 2009. The decline in sales in 2010 primarily reflects lower volume in all segments except for the Climate & Industrial Controls Segment. Acquisitions made in the last 12 months did not make a material contribution to the sales level in 2010. The effect of currency rate changes increased net sales by approximately $126 million.

Net sales in 2009 were 15.1 percent lower than 2008. The decline in sales in 2009 primarily reflects lower volume in all segments except for the Aerospace Segment. Acquisitions made in fiscal 2009 contributed approximately $539 million in sales. The effect of currency rate changes reduced net sales by approximately $490 million.

During the latter part of 2010, worldwide economic conditions improved and the Company experienced an increase in demand for its products in the Industrial and Climate & Industrial Controls Segments. Business conditions in the Aerospace Segment remained relatively unchanged throughout most of 2010 as commercial airlines continued to operate at reduced capacity. In 2011, the Company expects the increase in demand experienced in the latter part of 2010 in the Industrial Segment and Climate & Industrial Controls Segment to continue especially with respect to their operations in the Asia Pacific region. The Company anticipates business conditions in the commercial original equipment manufacturer (OEM) and aftermarket businesses of the Aerospace Segment will improve in 2011 but business conditions in the military OEM and aftermarket businesses will weaken due to the expiration of various defense contracts.

GROSS PROFIT MARGIN was higher in 2010 primarily due to cost reduction initiatives and the benefits of past business realignment activities. Gross profit margin was lower in 2009 primarily due to the lower sales volume, resulting in manufacturing inefficiencies. Included in gross profit in 2010, 2009 and 2008 were business realignment charges of $43.0 million, $41.0 million and $5.3 million, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES decreased 1.0 percent in 2010 and decreased 5.4 percent in 2009. The decrease in 2010 was primarily due to the lower sales volume, savings resulting from business realignment activities and lower professional fees partially offset by higher expenses related to employee benefits plans and contributions to the Company's charitable foundation. The decrease in 2009 was primarily due to the lower sales volume as well as lower expenses related to incentive compensation plans.

INTEREST EXPENSE in 2010 decreased primarily due to lower average debt outstanding as well as lower interest rates on commercial paper borrowings. Interest expense in 2009 increased primarily due to higher average debt outstanding. The increase in borrowings in 2009 primarily related to the funding of acquisitions and the repurchase of the Company's common shares.

OTHER EXPENSE, NET in 2009 included $37.4 million of expense related to litigation settlements and $13.8 million of expense related to investment writedowns. Other expense, net in 2008 included $20.0 million of expense related to litigation settlements.

LOSS (GAIN) ON DISPOSAL OF ASSETS in 2010 includes a loss of $4.8 million resulting from the divestiture of a business. Loss (gain) on disposal of assets in 2009 included income of $11.6 million from insurance recoveries for expenses incurred related to a previously divested business, $7.2 million of expense related to asset writedowns and $3.7 million of losses from asset sales.

EFFECTIVE TAX RATE in 2010 was slightly higher primarily due to higher taxable income, especially in foreign jurisdictions and lower research and development tax credits. Effective tax rate in 2009 was lower primarily due to a tax benefit associated with a worthless stock deduction for tax reporting purposes related to a foreign subsidiary, higher research and development tax credits and lower taxable income, partially offset by the effect of litigation settlements.

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 to the Consolidated Financial Statements for a description of the Company's reportable business segments.

INDUSTRIAL SEGMENT

(millions)	2010	2009	2008
Sales			
North America	**$3,623**	$3,735	$4,250
International	**3,811**	3,896	5,006
Operating income			
North America	**487**	395	608
International	**394**	351	789
Operating income as a percent of sales			
North America	**13.4%**	10.6%	14.3%
International	**10.3%**	9.0%	15.8%
Backlog	**$1,505**	$1,200	$1,744
Assets	**7,310**	7,540	8,122
Return on average assets	**11.9%**	9.5%	19.3%

Sales in 2010 for the Industrial North American operations decreased 3.0 percent compared to a decrease of 12.1 percent from 2008 to 2009. The decrease in sales in 2010 was primarily due to lower demand experienced during the first half of 2010 from distributors as well as lower end-user demand in several markets, particularly the construction equipment, oil and gas, agriculture equipment and machine tools markets. An increase in volume in the semiconductor and automotive markets helped to mitigate the overall sales decline. The decrease in sales in 2009 was primarily due to lower demand experienced from distributors and lower end-user demand experienced in virtually all of the markets of the Industrial North American businesses as customer order levels declined in response to the economic conditions that existed at that time.

Sales in the Industrial International operations decreased 2.2 percent in 2010 following a decrease of 22.2 percent from 2008 to 2009. The sales decrease in 2010 was primarily due to lower sales volume across most markets in Europe partially offset by an increase in volume experienced in the Asia Pacific region and in Latin America. The sales decline in 2009 was primarily due to lower sales volume across most markets in all regions with the largest decline in volume experienced in Europe. Foreign currency rate changes, primarily the weakening of the U.S. dollar against the Euro, the Japanese yen, the Australian dollar and the Brazilian real, increased net sales in 2010 by $100 million.

The higher Industrial North American and Industrial International operating margins in 2010 were primarily due to the benefits from cost control measures and past business realignment activities. The lower Industrial North American operating margins in 2009 were primarily due to the lower sales volume, resulting in manufacturing inefficiencies as well as higher expenses associated with business realignment activities. The lower Industrial International operating margins in 2009 were primarily due to the lower sales volume, resulting in manufacturing inefficiencies as well as higher expenses associated with business realignment activities.

Included in Industrial North American operating income in 2010, 2009 and 2008 are business realignment charges of $11.6 million, $10.4 million and $4.5 million, respectively. Included in Industrial International operating income in 2010, 2009 and 2008 are business realignment expenses of $32.4 million, $23.3 million and $0.4 million, respectively. The business realignment expenses consist primarily of severance costs resulting from plant closures as well as general reductions in the work force. The Company anticipates realizing cost savings of approximately $44 million in 2011 resulting from the work force reductions taken in the Industrial Segment during 2010. The amount of savings that is actually realized may be lower than expected if the Company needs to hire employees in the future as a result of an increase in end-user demand. The Company expects to continue to take actions necessary to structure appropriately the operations of the Industrial Segment. Such actions may include the necessity to record business realignment charges in 2011.

The Company anticipates Industrial North American sales for 2011 will increase between 5.7 percent and 9.7 percent from the 2010 level and Industrial International sales for 2011 will increase between 1.6 percent and 4.6 percent from the 2010 level. Industrial North American operating margins in 2011 are expected to range from 14.3 percent to 14.9 percent and Industrial International margins are expected to range from 11.4 percent to 13.4 percent. The higher sales levels in 2011 are anticipated primarily due to higher end-user demand expected in most markets and the expected improved margins are primarily due to the higher sales volume and benefits from past business realignment actions.

The increase in total Industrial Segment backlog in 2010 was primarily due to higher order rates experienced across virtually all Industrial North American and Industrial International businesses, particularly in the Asia Pacific region. The decrease in total Industrial Segment backlog in 2009 was primarily due to lower order rates in both the North American and International businesses, particularly in Europe and Asia Pacific.

The decrease in assets in 2010 was primarily due to the effect of currency fluctuations as well as decreases in property, plant & equipment, net, intangible assets, net and inventory partially offset by an increase in accounts receivable and cash and cash equivalents. The decrease in assets in 2009 was primarily due to the effect of currency fluctuations as well as decreases in accounts receivable and inventory partially offset by increases in assets from current-year acquisitions.

AEROSPACE SEGMENT

(millions)	2010	2009	2008
Sales	**$1,744**	$1,883	$1,838
Operating income	**208**	262	251
Operating income as a percent of sales	**11.9%**	13.9%	13.6%
Backlog	**$1,474**	$1,559	$1,737
Assets	**911**	915	922
Return on average assets	**22.8%**	28.5%	29.5%

Sales in 2010 decreased 7.4 percent compared to an increase of 2.5 percent from 2008 to 2009. The decrease in sales in 2010 was primarily due to significantly lower commercial original equipment manufacturer (OEM) volume and lower commercial aftermarket volume, partially offset by higher military OEM and aftermarket volume. The increase in sales in 2009 was primarily due to an increase in both commercial and military aftermarket volume as well as an increase in military OEM volume.

The decrease in margin in 2010 was primarily due to the lower commercial OEM and aftermarket volume and higher engineering development costs, partially offset by the higher military aftermarket volume and lower operating costs. The increase in margin in 2009 was primarily due to a higher concentration of sales occurring in the higher margin aftermarket businesses partially offset by higher engineering development costs.

The decrease in backlog in 2010 was primarily due to shipments exceeding new order rates primarily in the military OEM business. The decrease in backlog in 2009 was primarily due to lower order rates in the commercial and military OEM businesses. For 2011, sales are expected to increase between 2.5 percent and 5.5 percent from the 2010 level primarily due to anticipated higher commercial OEM and aftermarket volume. Operating margins are expected to range from 11.9 percent to 13.4 percent. Lower commercial aftermarket volume in future product mix and higher than expected new product development costs could result in lower margins.

The slight decrease in assets in 2010 was primarily due to a decrease in inventory partially offset by an increase in intangible assets, net and assets from a current-year acquisition. The decrease in assets in 2009 was primarily due to a decrease in accounts receivable partially offset by an increase in inventory.

CLIMATE & INDUSTRIAL CONTROLS SEGMENT

(millions)	2010	2009	2008
Sales	$ 814	$ 795	$1,051
Operating income (loss)	53	(4)	59
Operating income (loss) as a percent of sales	6.6%	(0.5)%	5.7%
Backlog	$ 162	$ 127	$ 170
Assets	693	691	805
Return on average assets	7.7%	(0.5)%	7.3%

Sales in 2010 increased 2.4 percent compared to a 24.4 percent decrease in sales from 2008 to 2009. The increase in sales in 2010 was primarily due to increased volume in the automotive market and higher demand for air conditioning and refrigeration products. The decrease in sales in 2009 was primarily due to lower end-user demand in the residential air conditioning, commercial refrigeration, heavy-duty truck and automotive markets. The magnitude of the decline in sales in 2009 reflects the effect of the worldwide economic downturn especially with respect to housing starts and automotive production. The higher margin in 2010 was primarily due to the benefits of cost control measures and past business realignment actions. Margins in 2010 also benefited from the higher sales volume. The lower margin in 2009 was primarily due to the lower sales volume, resulting in manufacturing inefficiencies.

Included in operating income are business realignment charges in 2010 and 2009 of $3.9 million and $9.7 million, respectively. The business realignment charges primarily relate to severance costs resulting from plant closures. The Company anticipates realizing cost savings of approximately $4 million in 2011 resulting from the work force reductions taken in the Climate & Industrial Controls Segment during 2010. The amount of savings that is actually realized may be lower than expected if the Company needs to hire employees in the future as a result of an increase in end-user demand. The Company expects to continue to take actions necessary to structure appropriately the operations of the Climate & Industrial Controls Segment. Such actions may include the necessity to record business realignment charges in 2011.

The Company anticipates sales in 2011 will increase between 3.7 percent and 7.7 percent from the 2010 level primarily due to an increase in end-user demand expected in most markets. Operating margins are expected to range from 8.0 percent to 8.6 percent.

The slight increase in assets in 2010 was primarily due to an increase in accounts receivable being mostly offset by decreases in intangible assets, net, property, plant & equipment, net and inventory. The decrease in assets in 2009 was primarily due to declines in accounts receivable, inventory and property, plant and equipment, net as well as the effect of foreign currency fluctuations.

Corporate assets increased 40.5 percent in 2010 compared to an increase of 31.8 percent from 2008 to 2009. The increase in 2010 was primarily due to an increase in cash and cash equivalents. The increase in 2009 was primarily due to a decrease in the LIFO reserve and increases in prepaid expenses and deferred taxes.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This discussion provides information to assist in assessing factors such as the Company's liquidity and financial resources.

(millions)	2010	2009
Accounts receivable	$1,600	$1,417
Inventories	1,172	1,255
Plant and equipment, net	1,698	1,881
Goodwill	2,786	2,903
Intangible assets, net	1,150	1,274
Notes payable	363	481
Accounts payable, trade	889	650
Shareholders' equity	4,368	4,268
Working capital	$1,384	$1,118
Current ratio	1.63	1.56

ACCOUNTS RECEIVABLE are primarily receivables due from customers for sales of product ($1,443 million at June 30, 2010 and $1,280 million at June 30, 2009). Accounts receivable increased in conjunction with higher sales in the fourth quarter of 2010 compared to the prior year period. Days sales outstanding relating to trade receivables for the Company was 48 days in 2010 compared to 53 days in 2009. The Company believes that its receivables are collectible and appropriate allowances for doubtful accounts have been recorded.

INVENTORIES decreased due to the Company's concerted effort to match inventory levels with current customer demand. Days supply of inventory on hand was 58 days in 2010 compared to 77 days in 2009.

PLANT AND EQUIPMENT, NET decreased primarily due to limited capital expenditures in 2010. Capital expenditures as a percent of sales were 1.3 percent in 2010 and 2.6 percent in 2009.

GOODWILL did not change materially from 2009 due to a lower level of acquisition activity in 2010. The change in this amount is explained further in Note 7 to the Consolidated Financial Statements.

INTANGIBLE ASSETS, NET consist primarily of patents, trademarks and customer lists. The change in this amount is explained further in Note 7 to the Consolidated Financial Statements.

NOTES PAYABLE decreased primarily due to payments made to reduce commercial paper borrowings partially offset by debt reclassified from long-term to current. The change in this amount is explained further in Note 8 to the Consolidated Financial Statements.

ACCOUNTS PAYABLE, TRADE increased primarily due to the timing of purchases and payments. The accounts payable, trade balance in 2009 was lower due to reduced spending and production levels. Days payable outstanding increased to 35 days in 2010 from 33 days in 2009.

SHAREHOLDERS' EQUITY included a decrease of $186.9 million related to foreign currency translation adjustments and primarily affected Accounts receivable, Inventories, Plant and equipment, Investments and other assets, Goodwill, Intangible assets, Accounts payable, trade and Long-term debt.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows follows:

(millions)	2010	2009	2008
Cash provided by (used in):			
Operating activities	**$1,219**	$1,129	$ 1,317
Investing activities	**(146)**	(961)	(1,171)
Financing activities	**(650)**	(274)	1
Effect of exchange rates	**(35)**	(32)	6
Net increase (decrease) in cash and cash equivalents	**$ 388**	$ (138)	$ 153

CASH FLOWS FROM OPERATING ACTIVITIES increased from 2009 primarily due to the increase in Net Income. Operating cash flows in 2010 were also impacted by a $100 million discretionary cash contribution to the Company's defined benefit plans and a $54 million cash payment received as a result of the restructuring of an executive life insurance program. Operating cash flows provided by working capital decreased significantly during 2010 due to changes in inventory and accounts receivable levels partially offset by an increase in accounts payable.

CASH FLOWS USED IN INVESTING ACTIVITIES decreased primarily due to a lower level of acquisition activity as compared with 2009. Refer to Note 2 to the Consolidated Financial Statements for a summary of net assets of acquired companies. Also, cash used for capital expenditures decreased as near-term economic uncertainties resulted in the Company reducing the level of capital expenditures in 2010.

CASH FLOWS FROM FINANCING ACTIVITIES primarily consists of activity with regards to commercial paper borrowings, dividend payments and share repurchases. In 2009, additional commercial paper borrowings were used primarily to finance acquisition activity and share repurchases. In 2010, the Company focused on repaying debt, which resulted in reduced acquisition activity and a significantly lower level of share repurchases.

Dividends have been paid for 240 consecutive quarters, including a yearly increase in dividends for the last 54 fiscal years. The current annual dividend rate is $1.08 per share.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-shareholders' equity of no more than 37 percent.

Debt to Debt-Shareholders' Equity Ratio (dollars in millions)	2010	2009
Debt	**$1,777**	$2,321
Debt & Shareholders' Equity	**6,145**	6,589
Ratio	**28.9%**	35.2%

As of June 30, 2010, the Company has a line of credit totaling $1,500 million through a multi-currency revolving credit agreement with a group of banks, of which $1,483 million was available at June 30, 2010. The credit agreement expires in September 2012; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. A portion of the credit agreement supports the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch Ratings. These ratings are considered investment grade. The revolving credit agreement requires a facility fee of 4.5/100ths of one percent of the commitment per annum at the Company's present rating level. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are lowered. Although a lowering of the Company's credit ratings would likely increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the credit agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company's present rating level, the most restrictive financial covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. However, the Company currently does not have secured debt in its debt portfolio. The Company is in compliance with all covenants and expects to remain in compliance during the term of the credit agreements and indentures.

The Company's principal sources of liquidity are its cash flows provided from operating activities and borrowings either from or directly supported by its line of credit. The Company's ability to borrow has not been affected by a lack of general credit availability and the Company does not foresee any impediments to borrow funds at favorable interest rates in the near future. The Company expects that its ability to generate cash from its operations and ability to borrow directly from its line of credit or sources directly supported by its line of credit should be sufficient to support working capital needs, planned growth, benefit plan funding, dividend payments and share repurchases in the near term.

CONTRACTUAL OBLIGATIONS – The total amount of gross unrecognized tax benefits, including interest, for uncertain tax positions was $90.3 million at June 30, 2010. Payment of these obligations would result from settlements with worldwide taxing authorities. Due to the difficulty in determining the timing of the settlements, these obligations are not included in the following summary of the Company's fixed contractual obligations. References to Notes are to the Notes to the Consolidated Financial Statements.

(In thousands)	Payments due by period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$ 1,759,147	$ 345,513	$293,592	$ 277	$ 1,119,765
Interest on long-term debt	365,721	60,356	96,166	77,513	131,686
Operating leases (Note 9)	293,377	78,013	93,019	41,418	80,927
Retirement benefits (Note 10)	2,239,611	399,400	366,315	353,753	1,120,143
Total	$4,657,856	$883,282	$849,092	$472,961	$2,452,521

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts, comprised of puts and calls, to reduce its exposure to fluctuations in both freely convertible and non-freely convertible foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. None of these contracts were designated as hedging instruments. The Company does not hold or issue derivative financial instruments for trading purposes. The contracts are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Further information on the fair value of these contracts is provided in Note 15 to the Consolidated Financial Statements. The gain or loss on the adjustment to fair value is reported in Net income. The total fair value and carrying amount and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations.

The Company considers Venezuela to be a highly inflationary economy therefore the Unites States dollar is the functional currency for the Company's Venezuelan operations. The effect of treating Venezuela as a highly inflationary economy did not have a material effect on the Company's results of operations or financial position.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt by approximately $0.9 million.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

REVENUE RECOGNITION – Substantially all of the Industrial Segment and Climate & Industrial Controls Segment revenues are recognized when the risks and rewards of ownership and title to the product have transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method and the extent of progress toward completion is primarily measured using the units-of-delivery method. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. For the Company, a reporting unit is one level below the operating segment level. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which the Company has consistently estimated using primarily a discounted cash flow model. The Company believes that the use of a discounted cash flow model results in the most accurate calculation of a reporting unit's fair value since the market value for a reporting unit is not readily available. The discounted cash flow analysis requires several assumptions including future sales growth and operating margin levels as well as assumptions regarding future industry specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analyses. The Company has consistently used a discount rate commensurate with its cost of capital, adjusted for inherent business risks and has consistently used a terminal growth factor of 2.5 percent. The Company also reconciles the estimated aggregate fair value of its reporting units as derived from the discounted cash flow analyses to the Company's overall market capitalization.

The results of the Company's 2010 annual goodwill impairment test performed as of December 31, 2009 indicated that no goodwill impairment existed. However, each of the following reporting units had an estimated fair value that the Company determined, from both a quantitative and qualitative perspective, was not significantly in excess of its carrying value (dollars in millions):

Reporting Unit	Goodwill Balance	Fair Value In Excess of Carrying Value
Origa Europe	$ 27.3	108%
dh Industrial	158.1	105%
Integrated Seal	121.1	101%

All of these reporting units are part of the Industrial Segment. For each of these reporting units, the sales growth assumption had the most significant influence on the estimation of fair value.

The sales growth assumption for Origa Europe was primarily based on improved overall market conditions, new product development as well as benefits from synergies of fully integrating this reporting unit into the Company's distribution networks. The key uncertainties in the sales growth assumption used in the estimation of the fair value of this reporting unit is the growth of the markets that this reporting unit serves as well as the ability to realize the expected level of integration benefits.

The sales growth assumption for dh Industrial was primarily based on improved overall market conditions as well as new product development. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is the increase in customer demand in the markets that this reporting unit serves as well as market acceptance of new products.

The sales growth assumption for Integrated Seal was primarily based on economic forecasts of worldwide automotive production. Sales growth resulting from penetration into new markets through the modification of its existing products was also assumed. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is the actual level of worldwide automotive production over the forecasted period.

The Company continually monitors its reporting units for impairment indicators and updates assumptions used in the most recent calculation of the fair value of a reporting unit as appropriate. The recent financial performance of a reporting unit with approximately $165 million of goodwill prompted the Company to update the fair value calculation of this reporting unit as of June 30, 2010. Sales growth assumptions used in the estimation of this reporting unit's fair value were based on the latest market data available as well as sales growth resulting from penetration into new markets. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is the actual level of market demand in the oil and gas industry. The fair value of this reporting unit exceeded it carrying value. The Company is unaware of any current market trends that are contrary to the assumptions made in the estimation of the fair value of any of its other reporting units. If the recovery of the current economic environment is not consistent with the Company's current expectations, it is possible that the estimated fair value of certain reporting units could fall below their carrying value resulting in the necessity to conduct additional goodwill impairment tests.

Long-lived assets held for use, which primarily includes finite lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During 2010, there were no events or circumstances that indicated that the carrying value of the Company's long-lived assets held for use were not recoverable.

INVENTORIES – Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of U.S. inventories and on the first-in, first-out basis for the balance of the Company's inventories. Inventories have been reduced by an allowance for obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. Changes in the allowance have not had a material effect on the Company's results of operations, financial position or cash flows.

PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS – The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic defined benefit plans, a 25 basis point change in the assumed long-term rate of return on plan assets is estimated to have a $4 million effect on pension expense and a 25 basis point decrease in the discount rate is estimated to increase pension expense by $8 million. As of June 30, 2010, $934 million of past years' net actuarial losses related to the Company's domestic qualified defined benefit plans are subject to amortization in the future. These losses will generally be amortized over approximately 10 years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

STOCK-BASED COMPENSATION – The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options and stock appreciation rights. The Black-Scholes model requires assumptions regarding the volatility of the Company's stock, the expected life of the stock award and the Company's dividend ratio. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. Further information on stock-based compensation is provided in Note 12 to the Consolidated Financial Statements.

INCOME TAXES – Significant judgment is required in determining the Company's income tax expense and in evaluating tax positions. Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Factors considered by the Company in determining the probability of realizing deferred income tax assets include forecasted operating earnings, available tax planning strategies and the time period over which the temporary differences will reverse. The Company reviews its tax positions on a regular basis and adjusts the balances as new information becomes available. Further information on income taxes is provided in Note 4 to the Consolidated Financial Statements.

OTHER LOSS RESERVES – The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

Financial Statements

CONSOLIDATED STATEMENT OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

For the years ended June 30,	2010	2009	2008
Net Sales	$9,993,166	$10,309,015	$12,145,605
Cost of sales	7,847,067	8,181,348	9,339,072
Gross profit	2,146,099	2,127,667	2,806,533
Selling, general and administrative expenses	1,277,080	1,290,379	1,364,082
Interest expense	103,599	112,071	98,996
Other expense, net	311	42,470	12,280
Loss (gain) on disposal of assets	10,292	(336)	(3,396)
Income before income taxes	754,817	683,083	1,334,571
Income taxes (Note 4)	198,452	172,939	377,058
Net Income	556,365	510,144	957,513
Less: Noncontrolling interest in subsidiaries earnings	2,300	1,629	8,047
Net Income Attributable to Common Shareholders	$ 554,065	$ 508,515	$ 949,466
Earnings per Share Attributable to Common Shareholders (Note 5)			
Basic earnings per share	$ 3.44	$ 3.15	$ 5.64
Diluted earnings per share	$ 3.40	$ 3.13	$ 5.53

The accompanying notes are an integral part of the financial statements.

BUSINESS SEGMENT INFORMATION

(DOLLARS IN THOUSANDS)

By Industry

	2010	2009	2008
Net Sales:			
Industrial:			
North America	**$3,623,460**	$ 3,734,613	$ 4,249,918
International	**3,811,464**	3,895,874	5,006,310
Aerospace	**1,744,283**	1,883,273	1,837,888
Climate & Industrial Controls	**813,959**	795,255	1,051,489
	$9,993,166	$10,309,015	$12,145,605
Segment Operating Income:			
Industrial:			
North America	**$ 487,137**	$ 394,923	$ 607,821
International	**394,089**	350,662	788,925
Aerospace	**208,002**	261,953	250,523
Climate & Industrial Controls	**53,452**	(3,737)	59,494
Total segment operating income	**1,142,680**	1,003,801	1,706,763
Corporate administration	**153,965**	152,118	192,966
Income before interest expense and other	**988,715**	851,683	1,513,797
Interest expense	**103,599**	112,071	98,996
Other expense	**130,299**	56,529	80,230
Income before income taxes	**$ 754,817**	$ 683,083	$ 1,334,571
Assets:			
Industrial	**$7,309,735**	$ 7,539,504	$ 8,121,793
Aerospace	**910,740**	915,155	921,935
Climate & Industrial Controls	**692,532**	691,423	804,526
Corporate (a)	**997,375**	709,820	538,600
	$9,910,382	$ 9,855,902	$10,386,854
Property Additions (b):			
Industrial	**$ 95,838**	$ 346,691	$ 329,125
Aerospace	**21,619**	21,877	17,274
Climate & Industrial Controls	**6,040**	6,645	9,664
Corporate	**6,133**	2,798	14,879
	$ 129,630	$ 378,011	$ 370,942

	2010	2009	2008
Depreciation:			
Industrial	**$ 200,617**	$ 205,584	$ 205,797
Aerospace	**20,501**	20,477	20,969
Climate & Industrial Controls	**14,117**	16,640	20,327
Corporate	**10,060**	9,898	10,477
	$ 245,295	$ 252,599	$ 257,570

By Geographic Area (c)

	2010	2009	2008
Net Sales:			
North America	**$5,913,770**	$ 6,090,176	$ 6,736,419
International	**4,079,396**	4,218,839	5,409,186
	$9,993,166	$10,309,015	$12,145,605
Long-Lived Assets:			
North America	**$ 856,782**	$ 927,318	$ 967,727
International	**841,099**	953,236	958,795
	$1,697,881	$ 1,880,554	$ 1,926,522

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company's management disaggregates financial information for internal review and decision-making.

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, headquarters facilities and the major portion of the Company's domestic data processing equipment.

(b) Includes the value of net plant and equipment at the date of acquisition of acquired companies (2010 – $408; 2009 – $107,278; 2008 – $90,615)

(c) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location.

CONSOLIDATED BALANCE SHEET

(DOLLARS IN THOUSANDS)

June 30,	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	$ 575,526	$ 187,611
Accounts receivable, less allowance for doubtful accounts (2010 – $14,701; 2009 – $19,815)	1,599,941	1,417,305
Inventories (Notes 1 and 6):		
Finished products	465,477	514,495
Work in process	564,204	581,266
Raw materials	141,974	158,789
	1,171,655	1,254,550
Prepaid expenses	111,545	142,335
Deferred income taxes (Notes 1 and 4)	130,129	121,980
Total Current Assets	3,588,796	3,123,781
Plant and equipment (Note 1):		
Land and land improvements	284,971	278,290
Buildings and building equipment	1,326,793	1,324,504
Machinery and equipment	2,897,049	3,027,155
Construction in progress	45,184	75,111
	4,553,997	4,705,060
Less accumulated depreciation	2,856,116	2,824,506
	1,697,881	1,880,554
Investments and other assets (Note 1)	687,320	674,628
Goodwill (Notes 1 and 7)	2,786,334	2,903,077
Intangible assets, net (Notes 1 and 7)	1,150,051	1,273,862
Total Assets	$9,910,382	$9,855,902
Liabilities and Equity		
Current Liabilities		
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$ 363,272	$ 481,467
Accounts payable, trade	888,743	649,718
Accrued payrolls and other compensation	371,393	356,776
Accrued domestic and foreign taxes	176,349	113,107
Other accrued liabilities	405,134	404,686
Total Current Liabilities	2,204,891	2,005,754
Long-term debt (Note 9)	1,413,634	1,839,705
Pensions and other postretirement benefits (Note 10)	1,500,928	1,233,271
Deferred income taxes (Notes 1 and 4)	135,321	183,457
Other liabilities	196,208	243,275
Total Liabilities	5,450,982	5,505,462
Equity (Note 11)		
Shareholders' Equity		
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued		
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2010 and 2009	90,523	90,523
Additional capital	637,442	588,201
Retained earnings	6,086,545	5,722,038
Accumulated other comprehensive (loss)	(1,208,561)	(843,019)
Treasury shares at cost: 19,790,110 in 2010 and 20,557,537 in 2009	(1,237,984)	(1,289,544)
Total Shareholders' Equity	4,367,965	4,268,199
Noncontrolling interests	91,435	82,241
Total Equity	4,459,400	4,350,440
Total Liabilities and Equity	$9,910,382	$9,855,902

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(DOLLARS IN THOUSANDS)

For the years ended June 30,	2010	2009	2008
Cash Flows From Operating Activities			
Net income	$ 556,365	$ 510,144	$ 957,513
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	245,295	252,599	257,570
Amortization	117,214	105,138	69,154
Share incentive plan compensation	59,318	47,215	44,947
Deferred income taxes	(17,353)	(13,048)	(33,933)
Foreign currency transaction (gain) loss	(1,249)	1,786	(6,293)
Loss (gain) on sale of plant and equipment	10,292	(336)	(3,396)
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(220,349)	598,065	(114,578)
Inventories	53,862	218,595	(53,556)
Prepaid expenses	29,581	(61,646)	(4,034)
Other assets	42,031	63,998	(3,964)
Accounts payable, trade	259,436	(304,863)	74,998
Accrued payrolls and other compensation	26,014	(67,654)	55,591
Accrued domestic and foreign taxes	63,119	(40,598)	12,666
Other accrued liabilities	36,137	(159,642)	(26,623)
Pensions and other postretirement benefits	(9,879)	28,522	58,548
Other liabilities	(31,012)	(49,083)	32,000
Net cash provided by operating activities	1,218,822	1,129,192	1,316,610
Cash Flows From Investing Activities			
Acquisitions (less cash acquired of $24,203 in 2009 and $21,276 in 2008)	(5,451)	(722,635)	(921,014)
Capital expenditures	(129,222)	(270,733)	(280,327)
Proceeds from sale of plant and equipment	11,929	28,986	29,997
Other	(23,429)	3,551	544
Net cash (used in) investing activities	(146,173)	(960,831)	(1,170,800)
Cash Flows From Financing Activities			
Proceeds from exercise of stock options	10,307	3,557	33,406
(Payments for) common shares	(24,999)	(447,800)	(584,603)
Tax benefit from share incentive plan compensation	13,698	3,692	27,640
(Payments of) proceeds from notes payable, net	(421,974)	346,081	(48,320)
Proceeds from long-term borrowings	3,293	2,368	778,934
(Payments of) long-term borrowings	(67,582)	(20,671)	(63,575)
Dividends paid, net of tax benefit of ESOP shares	(162,739)	(161,575)	(142,260)
Net cash (used in) provided by financing activities	(649,996)	(274,348)	1,222
Effect of exchange rate changes on cash	(34,738)	(32,450)	6,310
Net increase (decrease) in cash and cash equivalents	387,915	(138,437)	153,342
Cash and cash equivalents at beginning of year	187,611	326,048	172,706
Cash and cash equivalents at end of year	$ 575,526	$ 187,611	$ 326,048
Supplemental Data:			
Cash paid during the year for:			
Interest	$ 104,812	$ 111,648	$ 90,176
Income taxes	127,320	211,281	329,666

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF EQUITY

(DOLLARS IN THOUSANDS)

	Common Stock	Additional Capital	Retained Earnings	Guarantee of ESOP Debt	Accumulated Other Comprehensive (Loss)	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2007	**$90,513**	**$484,337**	**$4,625,195**	**$(15,192)**	**$ (111,606)**	**$ (360,567)**	**$ 61,817**	**$4,774,497**
Net income			949,466				8,047	957,513
Other comprehensive (loss) income:								
Foreign currency translation, net of tax of $22,729					272,049		8,433	280,482
Retirement benefits plan activity, net of tax of $28,856					(46,414)			(46,414)
Net unrealized loss, net of tax of $2,352					(3,805)			(3,805)
Total comprehensive (loss) income							16,480	1,187,776
Dividends paid			(142,260)				(3,890)	(146,150)
Stock incentive plan activity	10	28,670	(20,764)			81,837		89,753
Shares purchased at cost						(584,263)	(1,185)	(585,448)
Retirement benefits plan activity		17,907		10,241				28,148
Acquisition activity							5,367	5,367
Effect of new accounting rules for uncertain tax positions			(23,801)					(23,801)
Balance June 30, 2008	**$90,523**	**$530,914**	**$5,387,836**	**$ (4,951)**	**$ 110,224**	**$ (862,993)**	**$78,589**	**$5,330,142**
Net income			508,515				1,629	510,144
Other comprehensive (loss) income:								
Foreign currency translation, net of tax of $10,131					(498,553)		4,008	(494,545)
Retirement benefits plan activity, net of tax of $253,261					(454,457)			(454,457)
Net unrealized loss, net of tax of $173					(233)			(233)
Total comprehensive (loss) income							5,637	(439,091)
Dividends paid			(161,575)				(4,936)	(166,511)
Stock incentive plan activity		49,379	(6,348)			18,147		61,178
Shares purchased at cost						(447,800)	(824)	(448,624)
Retirement benefits plan activity		7,908	(6,390)	4,951		3,102		9,571
Acquisition activity							3,775	3,775
Balance June 30, 2009	**$90,523**	**$588,201**	**$5,722,038**	**$ –**	**$ (843,019)**	**$(1,289,544)**	**$82,241**	**$4,350,440**
Net income			554,065				2,300	556,365
Other comprehensive (loss) income:								
Foreign currency translation, net of tax of $(8,274)					(186,925)		7,093	(179,832)
Retirement benefits plan activity, net of tax of $106,065					(183,364)			(183,364)
Net realized loss, net of tax of $(2,937)					4,747			4,747
Total comprehensive (loss) income							9,393	197,916
Dividends paid			(162,540)				(199)	(162,739)
Stock incentive plan activity		49,241	(23,131)			44,564		70,674
Shares purchased at cost						(24,999)		(24,999)
Retirement benefits plan activity			(3,887)			31,995		28,108
Balance June 30, 2010	**$90,523**	**$637,442**	**$6,086,545**	**$ –**	**$(1,208,561)**	**$ (1,237,984)**	**$91,435**	**$4,459,400**

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

NOTE 1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

NATURE OF OPERATIONS – The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in three business segments: Industrial, Aerospace and Climate & Industrial Controls. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The Industrial North American operations have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily service North America. The Industrial International operations provide Parker products and services to 43 countries throughout Europe, Asia Pacific, Latin America, the Middle East and Africa.

The Aerospace Segment produces hydraulic, fuel and pneumatic and electro-mechanical systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The products in the Climate & Industrial Controls Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information "By Industry" and "By Geographic Area" on page 23 for further disclosure of business segment information.

There are no individual customers to whom sales are three percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate the risk that adverse changes with respect to any particular product and geographic operation would materially affect the Company's operating results.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION – The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the Business Segment Information, intersegment and interarea sales have been eliminated.

REVENUE RECOGNITION – Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer. The Company's revenue recognition policies are in compliance with the SEC's Staff Accounting Bulletin (SAB) No. 104. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

LONG-TERM CONTRACTS – The Company enters into long-term contracts primarily for the production of aerospace products. For financial statement purposes, revenues are primarily recognized using the percentage-of-completion method. The extent of progress toward completion is primarily measured using the units-of-delivery method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

CASH – Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

INVENTORIES – Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company's inventories are valued by the first-in, first-out method.

PLANT, EQUIPMENT AND DEPRECIATION – Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings, 15 years for land improvements and building equipment, seven to 10 years for machinery and equipment, and three to eight years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. The Company reviews plant and equipment for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When plant and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

INVESTMENTS AND OTHER ASSETS – Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements.

GOODWILL – The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

INTANGIBLE ASSETS – Intangible assets primarily include patents, trademarks and customer lists and are recorded at cost and amortized on a straight-line method. Patents are amortized over the shorter of their remaining useful or legal life. Trademarks are amortized over the estimated time period over which an economic benefit is expected to be received. Customer lists are amortized over a period based on anticipated customer attrition rates. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

INCOME TAXES – Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise. The Company recognizes accrued interest related to unrecognized tax benefits in income tax expense. Penalties, if incurred, are recognized in income tax expense.

PRODUCT WARRANTY – In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2010 and 2009 is immaterial to the financial position of the Company and the change in the accrual during 2010, 2009 and 2008 was immaterial to the Company's results of operations and cash flows.

FOREIGN CURRENCY TRANSLATION – Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income and amounted to a loss of $9,800 in 2010.

FINANCIAL INSTRUMENTS – The Company's financial instruments consist primarily of cash, cash equivalents, long-term investments, and Accounts receivable, net as well as obligations under Accounts payable, trade, Notes payable and Long-term debt. Due to their short-term nature, the carrying values for Cash, cash equivalents, Accounts receivable, net, Accounts payable, trade and Notes payable approximate fair value. See Note 15 for fair value of long-term investments and Note 9 for fair value of Long-term debt.

The Company enters into forward exchange contracts (forward contracts) and costless collar contracts, comprised of puts and calls, to reduce its exposure to fluctuations in both freely convertible and non-freely convertible foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Gains or losses on derivatives that are not hedges are adjusted to fair value through Net income. Gains or losses on derivatives that hedge specific transactions are recognized in Net income or recognized in Other comprehensive (loss) until the hedged item is recognized in earnings. See Note 15 for disclosure of fair value of derivative financial instruments.

In addition, the Company's foreign locations in the ordinary course of business enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The total carrying and fair value of open forward exchange and costless collar contracts and any risk to the Company as a result of the arrangements described above is not material.

SUBSEQUENT EVENTS – The Company has evaluated subsequent events that have occurred through the date of filing of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2010. No subsequent events occurred that required either adjustment to or disclosure in these financial statements.

RECLASSIFICATIONS AND REVISIONS – Certain prior period amounts have been reclassified to conform to the current-year presentation. These include the adoption of new accounting rules regarding noncontrolling interests on July 1, 2009.

NOTE 2. Acquisitions

During 2010, the Company completed one acquisition whose aggregate sales for their most recent fiscal year prior to acquisition were $11 million. Total purchase price was approximately $5 million in cash.

In October 2008, the Company acquired Legris SA, a manufacturer of fluid circuit components and systems for pneumatic, hydraulic, and chemical processing applications. In October 2008, the Company acquired Origa Group, a manufacturer of rodless pneumatic actuators, electric actuators, filter regulator lubricators and pneumatic cylinders and valves. Aggregate annual sales for these businesses and seven other businesses acquired during 2009, for their most recent fiscal year prior to acquisition, were approximately $532 million. Total purchase price for all businesses acquired during 2009 was approximately $747 million in cash and $4 million in assumed debt.

In November 2007, the Company acquired Scan Subsea ASA whose primary businesses include the design, production, and marketing of power and production umbilical cables for subsea installations as well as mooring lines for floating oil production and exploration units. In April 2008, the Company acquired Vansco Electronics, a global leader in the design and manufacture of electronic controls, displays and terminals, communication and operator interfaces, and sensors. Aggregate annual sales for these businesses and eight other businesses acquired during 2008, for their most recent fiscal year prior to acquisition, were approximately $546 million. Total purchase price for all businesses acquired during 2008 was approximately $942 million in cash and $11 million in assumed debt.

The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and subsequent purchase price adjustments for acquisitions in 2010, 2009 and 2008 are presented below.

	2010	2009	2008
Assets acquired:			
Accounts receivable	$ 908	$ 116,931	$ 79,342
Inventories	447	87,230	91,197
Prepaid expenses	(575)	3,957	4,055
Deferred income taxes		7,899	5,265
Plant and equipment	408	107,278	90,615
Intangible and other assets	4,198	431,964	468,609
Goodwill	2,891	319,193	439,667
	8,277	1,074,452	1,178,750
Liabilities assumed:			
Notes payable		2,622	611
Accounts payable, trade	531	49,421	54,495
Accrued payrolls and other compensation	219	33,714	16,364
Accrued domestic and foreign taxes	(91)	22,111	1,366
Other accrued liabilities	2,587	97,093	77,285
Long-term debt		1,640	10,023
Pensions and other postretirement benefits		5,418	653
Deferred income taxes	(420)	136,864	97,640
Other liabilities		2,934	(701)
	2,826	351,817	257,736
Net assets acquired	$5,451	$ 722,635	$ 921,014

NOTE 3. Charges Related to Business Realignment

In 2010, the Company recorded a $48.5 million charge for the costs to structure its businesses in light of current and anticipated customer demand. The charges primarily consist of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The Industrial Segment recognized $44.0 million of the total charge and included severance costs related to approximately 1,455 employees. The Climate & Industrial Controls Segment recognized $3.9 million of the total charge and included severance costs related to approximately 255 employees. The Aerospace Segment recognized $0.6 million of the total charge and included severance costs related to approximately 50 employees. The business realignment costs are presented in the Consolidated Statement of Income for 2010 in the following captions: $43.0 million in Cost of sales and $5.5 million in Selling, general and administrative expenses. As of June 30, 2010, approximately $36.7 million in severance payments have been made with the remaining payments expected to be made by December 31, 2010.

In 2009, the Company recorded a $52.1 million charge for the costs to structure its businesses in light of current and anticipated customer demand. The charges primarily consist of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The Industrial Segment recognized $33.7 million of the total charge and included severance costs related to approximately 3,345 employees. The Climate & Industrial Controls Segment recognized $9.7 million of the total charge and included severance costs related to approximately 745 employees. The Aerospace Segment recognized $2.0 million of the total charge and included severance costs related to approximately 205 employees. Approximately $6.7 million of the charge was recorded below segment operating income. All required severance payments have been made. The business realignment costs are presented in the Consolidated Statement of Income for 2009 in the following captions: $41.0 million in Cost of sales, $6.2 million in Selling, general and administrative expenses and $4.9 million in Loss (gain) on disposal of assets.

In 2008, the Company recorded a $5.7 million charge for the costs to structure its businesses in light of current and anticipated customer demand. The charges primarily consist of severance costs related to general workforce reductions implemented primarily in the Industrial North American operations. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The Industrial Segment recognized $4.9 million of the total charge and included severance costs related to approximately 145 employees. The Climate & Industrial Controls Segment recognized $0.6 million of the total charge and included severance costs related to approximately 115 employees. The Aerospace Segment recognized $0.2 million of the total charge and included severance costs related to approximately 25 employees. All required severance payments have been made. The business realignment costs are primarily presented in the Cost of sales caption in the Consolidated Statement of Income for 2008.

NOTE 4. Income Taxes

Income before income taxes was derived from the following sources:

	2010	2009	2008
United States	$354,675	$390,507	$ 509,811
Foreign	400,142	292,576	824,760
	$754,817	$683,083	$ 1,334,571

Income taxes include the following:

	2010	2009	2008
Federal			
Current	$ 84,878	$ 46,524	$ 199,457
Deferred	6,104	37,670	(31,024)
Foreign			
Current	105,927	120,963	187,034
Deferred	(22,788)	(50,560)	(435)
State and local			
Current	25,000	18,500	24,500
Deferred	(669)	(158)	(2,474)
	$ 198,452	$ 172,939	$ 377,058

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2010	2009	2008
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	2.1	1.7	1.0
Litigation settlements		1.8	
Foreign tax rate difference	(7.4)	(8.7)	(7.5)
Cash surrender of life insurance	(1.0)	2.3	.2
Research tax credit	(0.7)	(2.5)	(.4)
Worthless stock benefit		(3.2)	
Other	(1.7)	(1.1)	
Effective income tax rate	26.3%	25.3%	28.3%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2010	2009
Postretirement benefits	$ 565,258	$ 491,655
Other liabilities and reserves	118,882	107,694
Long-term contracts	4,323	3,572
Stock-based compensation	60,882	47,250
Loss carryforwards	106,106	135,901
Foreign tax credit carryforwards		9,857
Unrealized currency exchange gains and losses	15,312	37,342
Inventory	21,123	16,963
Depreciation and amortization	(455,684)	(502,105)
Valuation allowance	(92,799)	(112,883)
Net deferred tax asset	$ 343,403	$ 235,246
Change in net deferred tax asset:		
Provision for deferred tax	$ 17,353	$ 13,048
Items of other comprehensive income	94,854	263,565
Acquisitions and other	(4,050)	(122,539)
Total change in net deferred tax	$ 108,157	$ 154,074

At June 30, 2010, the Company had recorded deferred tax assets of $106,106 resulting from $379,093 in loss carryforwards. A valuation allowance of $92,799 has been established due to the uncertainty of realizing certain loss carryforwards, a foreign capital loss carryforward, and certain deferred tax assets associated with other liabilities and reserves. The foreign capital loss carryforward and some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from one to 19 years. No material valuation allowance was recorded during the year attributable to acquisitions.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $1,102,978, $1,298,102 and $1,435,394, at June 30, 2010, 2009 and 2008, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
Balance July 1	$132,954	$105,070	$ 74,459
Additions for tax positions related to current year	10,815	31,414	24,951
Additions for tax positions of prior years	23,408	15,899	6,470
Additions for acquisitions	294	760	993
Reductions for tax positions of prior years	(64,821)	(10,566)	(2,452)
Reductions for settlements	(21,770)	(3,768)	(538)
Reductions for expiration of statute of limitations	(37)		(45)
Effect of foreign currency translation	1,246	(5,855)	1,232
Balance June 30	$ 82,089	$132,954	$105,070

The total amount of unrecognized tax benefits that, if recognized, would affect the effective rate was $81,927, $114,210 and $76,868 as of June 30, 2010, 2009 and 2008, respectively. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $8,200, $9,179 and $9,748 as of June 30, 2010, 2009 and 2008, respectively.

The Company and its subsidiaries file income tax returns in the United States and various state and foreign jurisdictions. In the normal course of business the Company's tax returns are subject to examination by taxing authorities throughout the world. The Company is no longer subject to examinations of its federal income tax returns by the Internal Revenue Service for fiscal years through 2007. All significant state and local and foreign tax returns have been examined for fiscal years through 2001. The Company does not anticipate that the total unrecognized tax benefits will significantly change within the next twelve months due to the settlement of examinations and the expiration of statute of limitations.

NOTE 5. Earnings Per Share

Basic earnings per share is computed using the weighted-average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted-average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock-based awards. The computation of net income per share was as follows:

	2010	2009	2008
Numerator:			
Net income attributable to common shareholders	$ 554,065	$ 508,515	$ 949,466
Denominator:			
Basic – weighted-average common shares	160,909,655	161,564,111	168,285,487
Increase in weighted-average common shares from dilutive effect of stock-based awards	1,992,062	1,155,037	3,358,348
Diluted – weighted-average common shares, assuming exercise of stock-based awards	162,901,717	162,719,148	171,643,835
Basic earnings per share	$ 3.44	$ 3.15	$ 5.64
Diluted earnings per share	$ 3.40	$ 3.13	$ 5.53

For 2010, 2009 and 2008, 9.0 million, 6.4 million, and 1.1 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

NOTE 6. Inventories

Inventories valued on the last-in, first-out (LIFO) cost method were approximately 28 percent of total inventories in 2010 and 2009. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $193,519 in 2010 and $204,294 in 2009. During 2009, inventory reductions resulted in a pre-tax LIFO liquidation gain of $12,500. Progress payments of $33,676 in 2010 and $57,704 in 2009 are netted against inventories.

NOTE 7. Goodwill and Intangible Assets

The Company's annual impairment tests performed in fiscal years 2010, 2009, and 2008 resulted in no impairment loss being recognized.

The changes in the carrying amount of goodwill for the years ended June 30, 2009 and June 30, 2010 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Total
Balance June 30, 2008	$ 2,382,479	$ 100,413	$ 315,200	$ 2,798,092
Acquisitions	318,818		375	319,193
Foreign currency translation	(196,318)	(45)	(7,662)	(204,025)
Goodwill adjustments	(8,530)	(1,659)	6	(10,183)
Balance June 30, 2009	$ 2,496,449	$ 98,709	$ 307,919	$ 2,903,077
Acquisitions		**193**		**193**
Foreign currency translation	**(115,175)**	**(46)**	**(1,081)**	**(116,302)**
Goodwill adjustments	**(634)**			**(634)**
Balance June 30, 2010	**$ 2,380,640**	**$ 98,856**	**$306,838**	**$2,786,334**

"Goodwill adjustments" primarily represent final adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date and primarily involved the valuation of income tax liabilities. Goodwill adjustments in 2010 included goodwill related to a business that was divested and goodwill associated with an investment that was written down.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,	2010		2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$ 114,935	$ 48,682	$ 119,811	$ 42,188
Trademarks	289,017	83,936	287,691	62,926
Customer lists and other	1,125,782	247,065	1,154,713	183,239
Total	$1,529,734	$379,683	$1,562,215	$ 288,353

During 2010, the Company acquired intangible assets with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted-Average Life
Patents	$ 1,630	13 years
Trademarks	160	5 years
Customer lists and other	2,328	25 years
Total	$ 4,118	20 years

Total intangible amortization expense in 2010, 2009 and 2008 was $114,749, $102,750 and $67,391, respectively. The estimated amortization expense for the five years ending June 30, 2011 through 2015 is $102,648, $93,757, $86,391, $80,900 and $78,233, respectively.

NOTE 8. Financing Arrangements

The Company has a line of credit totaling $1,500,000 through a multi-currency revolving credit agreement with a group of banks, of which $1,482,623 was available at June 30, 2010. The credit agreement expires in September 2012, however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. A portion of the credit agreement supports the Company's commercial paper note program. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The revolving credit agreement requires a facility fee of up to 4.5/100ths of one percent of the commitment per annum at the Company's present rating level. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are lowered.

The Company is currently authorized to sell up to $1,370,000 of short-term commercial paper notes. No commercial paper notes were outstanding at June 30, 2010 and $354,500 were outstanding at June 30, 2009.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the agreement for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company's present rating level, the most restrictive covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2010, the Company does not have any secured debt outstanding. The Company is in compliance with all covenants.

Notes payable is comprised of short-term lines of credit and borrowings from foreign banks. At June 30, 2010, the Company had $167,985 in lines of credit from various foreign banks, of which $167,494 was available. Most of these agreements are renewed annually. The balance and weighted-average interest rate of the Notes payable at June 30, 2010 and 2009 were $17,759 and 0.5 percent and $431,044 and 1.5 percent, respectively.

NOTE 9. Debt

June 30,	2010	2009
Domestic:		
Debentures		
7.30%, due 2011	**$ 100,000**	$ 100,000
Fixed rate medium-term notes		
5.50% to 6.55%, due 2018-2038	**875,000**	915,000
Fixed rate senior notes		
4.88%, due 2013	**225,000**	225,000
Variable rate demand bonds		
0.6%, due 2010-2025		20,035
Foreign:		
Bank loans, including revolving credit		
1% to 7.2%, due 2011-2017	**1,807**	6,357
Euro Bonds		
3.5%, due 2011	**244,580**	280,580
4.125%, due 2016	**244,580**	280,580
Japanese Yen credit facility		
Libor plus 20 bps, due 2012	**67,878**	62,292
Other long-term debt,		
including capitalized leases	**302**	284
Total long-term debt	**1,759,147**	1,890,128
Less long-term debt payable		
within one year	**345,513**	50,423
Long-term debt, net	**$1,413,634**	$1,839,705

Principal amounts of Long-term debt payable in the five years ending June 30, 2011 through 2015 are $345,513, $68,373, $225,219, $146 and $131, respectively. The carrying value of the Company's Long-term debt (excluding leases) was $1,758,845 and $1,889,844 at June 30, 2010 and 2009, respectively, and was estimated to have a fair value of $1,925,397 and $1,899,246, at June 30, 2010 and 2009, respectively. The fair value of the Long-term debt (excluding leases) was estimated using discounted cash flow analyses assuming current interest rates for similar types of borrowing arrangements and maturities.

LEASE COMMITMENTS – Future minimum rental commitments as of June 30, 2010, under non-cancelable operating leases, which expire at various dates, are as follows: 2011 – $78,013; 2012 – $56,838; 2013 – $36,181; 2014 – $23,279; 2015 – $18,139 and after 2015 – $80,927.

Rental expense in 2010, 2009 and 2008 was $123,582, $125,516 and $106,135, respectively.

NOTE 10. Retirement Benefits

PENSIONS – The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has arrangements for certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

A summary of the Company's defined benefit pension plans follows:

Benefit cost	2010	2009	2008
Service cost	$ 70,977	$ 71,187	$ 76,315
Interest cost	178,562	172,321	163,635
Expected return on plan assets	(177,559)	(186,417)	(190,362)
Amortization of prior service cost	13,974	11,787	13,318
Amortization of unrecognized actuarial loss	65,823	31,507	45,757
Amortization of initial net (asset)	(55)	(53)	(71)
Net periodic benefit cost	$ 151,722	$ 100,332	$ 108,592

Change in benefit obligation	2010	2009
Benefit obligation at beginning of year	$ 2,952,297	$ 2,731,472
Service cost	70,977	71,187
Interest cost	178,562	172,321
Actuarial loss	440,941	184,275
Benefits paid	(150,176)	(140,842)
Plan amendments	11,902	6,442
Acquisitions	419	16,872
Foreign currency translation and other	(74,087)	(89,430)
Benefit obligation at end of year	$ 3,430,835	$ 2,952,297
Change in plan assets		
Fair value of plan assets at beginning of year	$ 1,807,479	$ 2,344,832
Actual gain (loss) on plan assets	261,820	(384,309)
Employer contributions	153,291	61,933
Benefits paid	(150,176)	(140,842)
Acquisitions		10,781
Foreign currency translation and other	(52,228)	(84,916)
Fair value of plan assets at end of year	$ 2,020,186	$ 1,807,479
Funded status	$ (1,410,649)	$ (1,144,818)
Amounts recognized on the Consolidated Balance Sheet		
Investments and other assets	$	$ 182
Other accrued liabilities	(12,866)	(8,828)
Pensions and other postretirement benefits	(1,397,783)	(1,136,172)
Net amount recognized	$ (1,410,649)	$ (1,144,818)
Amounts recognized in Accumulated Other Comprehensive (Loss)		
Net actuarial loss	$ 1,496,209	$ 1,228,240
Prior service cost	70,810	73,094
Transition obligation	105	63
Net amount recognized	$ 1,567,124	$ 1,301,397

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive (Loss) is on a debit (credit) basis and excludes the effect of income taxes.

The estimated amount of net actuarial loss, prior service cost and transition asset that will be amortized from accumulated other comprehensive (loss) into net periodic benefit pension cost in 2011 is $102,622, $12,476 and $51, respectively.

The accumulated benefit obligation for all defined benefit plans was $3,096,603 and $2,699,942 at June 30, 2010 and 2009, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $3,401,504, $3,072,016 and $1,991,174, respectively, at June 30, 2010, and $2,911,759, $2,666,229 and $1,767,765, respectively, at June 30, 2009.

The Company expects to make cash contributions of approximately $250 million to its defined benefit pension plans in 2011, the majority of which relate to U.S. defined benefit plans. Estimated future benefit payments in the five years ending June 30, 2011 through 2015 are $144,209, $164,493, $191,499, $165,679 and $177,838, respectively and $1,095,388 in the aggregate for the five years ending June 30, 2016 through June 30, 2020.

The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2010	2009	2008
U.S. defined benefit plans			
Discount rate	6.25%	6.8%	6.3%
Average increase in compensation	4.34%	4.7%	4.7%
Expected return on plan assets	8.5%	8.5%	8. 5%
Non-U.S. defined benefit plans			
Discount rate	2.0 to 6.78%	2.25 to 6.9%	2.25 to 6.3%
Average increase in compensation	2.0 to 4.7%	1.0 to 4.5%	1.0 to 4.25%
Expected return on plan assets	1.0 to 8.0 %	1.0 to 8.0%	1.0 to 7.75%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2010	2009
U.S. defined benefit plans		
Discount rate	5.3%	6.25%
Average increase in compensation	5.21%	4.34%
Non-U.S. defined benefit plans		
Discount rate	1.75 to 6.0%	2.0 to 6.78%
Average increase in compensation	2.0 to 4.5%	2.0 to 4.7%

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2010	2009
Equity securities	56%	60%
Debt securities	37%	32%
Other	7%	8%
	100%	100%

The weighted-average target asset allocation as of June 30, 2010 is 61 percent equity securities, 33 percent debt securities and 6 percent other. The investment strategy for defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk and providing adequate liquidity to meet immediate and future benefit requirements. This strategy requires an investment portfolio that is broadly diversified across various asset classes and external investment managers. The Company's overall investment strategy is to opportunistically migrate from its current mix between growth seeking assets (primarily consisting of global public equities in developed and emerging countries and hedge fund of fund strategies) and income generating assets (primarily consisting of high quality bonds, both domestic and global, emerging market bonds, high yield bonds and Treasury Inflation Protected Securities) to an allocation more heavily weighted toward income generating assets. Over time, long duration fixed income assets will be added to the portfolio. These securities will be highly correlated with the Company's pension liabilities and will serve to hedge a portion of the Company's interest rate risk.

The fair values of pension plan assets at June 30, 2010, by asset class, are as follows:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	**$ 74,302**	**$ 74,302**	**$**	**$**
Equity securities	**605,067**	**605,067**		
Fixed income securities				
Corporate bonds	**116,571**		**116,571**	
Government issued securities	**130,070**		**130,070**	
Mutual funds				
Equity funds	**10,370**		**10,370**	
Fixed income funds	**131,777**		**131,777**	
Common/ Collective trusts				
Equity funds	**613,246**		**613,246**	
Fixed income funds	**245,229**		**245,229**	
Limited Partnership	**68,648**		**68,648**	
Miscellaneous	**24,906**		**24,906**	
Total at June 30, 2010	**$2,020,186**	**$679,369**	**$1,340,817**	

Equity securities consist of common stock of both U.S. and foreign corporations and are valued at the closing price reported on the active market on which the individual securities are traded. Equity securities include Company stock with a fair value of $74,000 as of June 30, 2010 ($53,717 as of June 30, 2009).

Fixed income securities, mutual funds and limited partnership are valued using market observable inputs for similar assets that are traded on an active market. The value of the limited partnership is estimated using the pro-rata interest in the underlying investments of the partnership.

Common/Collective trusts are valued using market observable inputs for similar assets that are traded on an active market. The value is estimated using a net asset value per share which is based on the underlying value of the investments in the trust.

Miscellaneous assets primarily includes insurance contracts held in the asset portfolio of the Company's international pension plans and is valued as the present value of future cash flows promised under the terms of the insurance contracts.

The primary investment objective of equity securities and equity funds, within both the mutual fund and common/collective trust asset class, is to obtain capital appreciation in an amount that at least equals various market-based benchmarks. The primary investment objective of fixed income securities and fixed income funds, within both the mutual fund and common/collective trust asset class, is to provide for a constant stream of income while preserving capital. The primary investment objective of the limited partnership is to achieve capital appreciation through an investment program focused on specialized investment strategies. The primary investment objective of insurance contracts, included in the miscellaneous asset class, is to provide a stable rate of return over a specified period of time.

EMPLOYEE SAVINGS PLAN – The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee's annual compensation.

A breakdown of shares held by the ESOP is as follows:

	2010	2009	2008
Allocated shares	**10,950,349**	11,189,598	11,123,057
Suspense shares			202,587
Total shares held by the ESOP	**10,950,349**	11,189,598	11,325,644
Fair value of suspense shares			$14,449

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company's matching contribution and dividends on the shares held by the ESOP were used to repay the loan, and shares were released from the suspense account as the principal and interest were paid. The unreleased portion of the shares in the ESOP suspense account were not considered outstanding for purposes of earnings per share computations. The ESOP Trust repaid the loan in 2009 so there are no suspense shares remaining. Company contributions to the ESOP, recorded as compensation and interest expense, were $48,336 in 2010, $51,593 in 2009 and $53,019 in 2008. Dividends earned by the suspense shares and interest income within the ESOP totaled $28 in 2010, $162 in 2009 and $796 in 2008. In 2010 and 2009, in lieu of cash, the Company issued 510,984 and 49,422 of its common shares, respectively, out of treasury for the matching contribution.

The Company has a retirement income account (RIA) within the employee savings plan. The Company makes a contribution to the participant's RIA account each year, the amount of which is based on the participant's age and years of service. Participants do not contribute to the RIA. The Company recognized $12,598, $14,489 and $10,826 in expense related to the RIA in 2010, 2009 and 2008, respectively.

In addition to shares within the ESOP, as of June 30, 2010, employees have elected to invest in 3,827,222 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

OTHER POSTRETIREMENT BENEFITS – The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans.

Certain employees are covered under benefit provisions that include prescription drug coverage for Medicare eligible retirees. The impact of the subsidy received under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on the Company's other postretirement benefits was immaterial.

A summary of the Company's other postretirement benefit plans follows:

Benefit cost	2010	2009	2008
Service cost	$ 545	$ 1,034	$ 1,519
Interest cost	3,920	5,193	5,700
Net amortization and deferral	(461)	(753)	(742)
Net periodic benefit cost	$4,004	$ 5,474	$ 6,477

Change in benefit obligation	2010	2009
Benefit obligation at beginning of year	$ 64,434	$ 91,851
Service cost	545	1,034
Interest cost	3,920	5,193
Actuarial loss (gain)	8,689	(3,667)
Benefits paid	(7,720)	(7,703)
Acquisitions		139
Plan settlement		(22,413)
Benefit obligation at end of year	$ 69,868	$ 64,434
Funded status	$ (69,868)	$(64,434)
Amounts recognized on the Consolidated Balance Sheet		
Other accrued liabilities	$ (5,176)	$ (5,318)
Pensions and other postretirement benefits	(64,692)	(59,116)
Net amount recognized	$ (69,868)	$(64,434)
Amounts recognized in Accumulated Other Comprehensive (Loss)		
Net actuarial loss (gain)	$ 5,870	$ (1,562)
Prior service (credit)	(1,113)	(2,829)
Net amount recognized	$ 4,757	$ (4,391)

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive (Loss) is on a debit (credit) basis and is before the effect of income taxes. The amount of prior service (credit) and net actuarial loss (gain) that will be amortized from accumulated other comprehensive (loss) into net periodic postretirement cost in 2011 is $45 and $202, respectively.

Historically, the Company has provided self-insured retiree medical plan benefits for non-union employees upon their retirement. The retiree was responsible for paying the premiums for the medical coverage but the Company paid the costs of administering the plans (i.e., claims processing costs). Absorbing the administration costs was considered a benefit under the postretirement benefit accounting rules as the employees who elected to enroll in the retiree medical plans paid a lower premium since the Company was paying the costs to administer the plan. In 2009, the Company discontinued its self-insured retiree medical plans for non-union employees and has therefore eliminated the cost associated with administering the plans. The Company recognized $22.4 million in income in 2009 as a result of eliminating the liability related to this benefit.

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2010	2009	2008
Discount rate	6.1%	6.71%	6.23%
Current medical cost trend rate	8.5%	9.25%	9.7%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate in year	2018	2014	2014

The discount rate assumption used to measure the benefit obligation was 5.01 percent in 2010 and 6.1 percent in 2009.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2011 through 2015 are $5,191, $5,194, $5,129, $5,123 and $5,113, respectively, and $24,755 in the aggregate for the five years ending June 30, 2016 through June 30, 2020.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 220	$ (184)
Effect on postretirement benefit obligation	$ 3,550	$(2,973)

OTHER – The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. During 2010, 2009 and 2008, the Company recorded (income) expense relating to deferred compensation of $21,553, $(27,167) and $8,785, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

NOTE 11. Shareholders' Equity

Retirement benefit plan activity for Retained earnings in 2009 includes $3,391 related to the adoption of new accounting rules for split dollar insurance arrangements and $2,106 related to the adoption of the measurement date provision of pension accounting rules.

The balance of Accumulated other comprehensive (loss) in Shareholders' equity is comprised of the following:

	2010	2009
Foreign currency translation	$ (187,746)	$ (821)
Retirement benefit plans	(1,019,762)	(836,398)
Other	(1,053)	(5,800)

The balance of Accumulated other comprehensive (loss) income in Noncontrolling interests relates to foreign currency translation and amounted to $18,519 and $11,426, at June 30, 2010 and June 30, 2009, respectively.

SHARE REPURCHASES – The Company has a program to repurchase its common shares. Under the program, the Company is authorized to repurchase an amount of common shares each fiscal year equal to the greater of 7.5 million shares or five percent of the shares outstanding as of the end of the prior fiscal year. Repurchases are funded primarily from operating cash flows and commercial paper borrowings, and the shares are initially held as treasury stock. The number of common shares repurchased at the average purchase price follows:

	2010	2009	2008
Shares repurchased	441,118	7,557,284	1,255,062
Average price per share	$56.67	$59.25	$66.82

In August 2007, the Company's Board of Directors authorized the accelerated purchase of $500 million of the Company's common shares. This authorization is in addition to the Company's previously announced share repurchase program. Under the accelerated repurchase program, the Company repurchased a total of 6,629,981 shares at an average purchase price of $75.48 per share.

NOTE 12. Stock Incentive Plans

STOCK-BASED AWARDS – The Company's 2003 and 2009 Stock Incentive Programs provide for the granting of nonqualified options and stock appreciation rights (SARs) to officers and key employees of the Company. The nonqualified options allow the recipient to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the stock-based awards are granted. Upon exercise, SARs entitle the recipient to receive shares of common stock equal to the increase in value of the award between the grant date and the exercise date. Outstanding options and SARs are exercisable from one to three years after the date of grant and expire no more than 10 years after grant. The Company satisfies stock option and SAR exercises by issuing common shares out of treasury, which have been repurchased pursuant to the Company's share repurchase program described in Note 11, or through the issuance of previously unissued common shares (24,838 previously unissued common shares were issued in 2008).

During 2010, 2009 and 2008, the Company recognized stock-based compensation expense of $44,415, $41,488 and $44,947, respectively, relating to the option and SAR awards. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to Additional capital as the Company is currently in a windfall tax benefit position.

The fair value of each stock-based award granted in 2010, 2009 and 2008 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	2.9%	3.2%	4.4%
Expected life of award	5.3 yrs	4.9 yrs	5.2 yrs
Expected dividend yield of stock	1.4%	1.3%	1.4%
Expected volatility of stock	34.5%	26.6%	25.6%
Weighted-average fair value	$15.77	$16.56	$16.61

The risk-free interest rate was based on U.S. Treasury yields with a term similar to the expected life of the award. The expected life of the award was derived by referring to actual exercise and post-vesting employment termination experience. The expected dividend yield was based on the Company's historical dividend rate and stock price over a period similar to the expected life of the award. The expected volatility of stock was derived by referring to changes in the Company's historical common stock prices over a timeframe similar to the expected life of the award.

Stock-based award activity during 2010 is as follows (aggregate intrinsic value in millions):

	Number Of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2009	14,631,280	$ 47.88		
Granted	3,234,283	50.46		
Exercised	(1,496,389)	34.00		
Canceled	(216,681)	57.55		
Outstanding June 30, 2010	16,152,493	$49.55	5.6 years	$ 140.2
Exercisable June 30, 2010	10,565,620	$46.01	4.6 years	$ 122.1

A summary of the status and changes of shares subject to stock-based awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2009	4,929,680	$ 16.32
Granted	3,234,283	15.77
Vested	(2,511,704)	16.12
Canceled	(65,386)	15.52
Nonvested June 30, 2010	5,586,873	$ 16.10

At June 30, 2010, $30,096 of expense with respect to nonvested stock-based awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 18 months. The total fair value of shares vested during 2010, 2009 and 2008 was $40,494, $40,082 and $29,326, respectively.

Information related to stock-based awards exercised during 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Net cash proceeds	$10,307	$ 3,557	$ 33,406
Intrinsic value	45,424	4,787	82,415
Income tax benefit	14,031	1,517	26,360

Shares surrendered upon exercise of stock options and SARS: 2010 - 606,554; 2009 - 90,129; 2008 - 732,920.

RESTRICTED STOCK – The Company's 2003 Stock Incentive Programs provided for the issuance of restricted shares to certain key employees under the Company's 2007-08-09, 2006-07-08 and 2005-06-07 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each three-year plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP	2010	2009	2008
Number of shares issued	68,172	172,130	294,418
Average share value on date of issuance	$ 48.58	$ 65.34	$ 60.93
Total value	$ 3,312	$ 11,247	$ 17,940

Under the Company's 2008-09-10 LTIP a payout of restricted shares from the Company's 2003 Stock Incentive Program will be issued to certain key employees in August 2010. In lieu of restricted shares, the participant may elect to receive the 2008-09-10 LTIP payout as deferred cash compensation. Retired participants receive the 2008-09-10 LTIP payout in cash. The total payout, valued at $9,456, has been accrued over the three years of the plan. During 2010, 2009 and 2008, the Company recorded expense (income) relating to the LTIP of $15,018, $(5,562) and $25,681, respectively. The decrease in expense in 2009 was primarily attributable to the impact the economic downturn had on the Company's performance and stock price during 2009.

A summary of the status and changes of shares relating to the LTIP and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2009	1,395,224	$ 56.69
Granted	**423,600**	**51.95**
Vested	**(318,330)**	**49.75**
Canceled	**(150,466)**	**48.58**
Nonvested June 30, 2010	**1,350,028**	**$ 57.74**

Shares surrendered in connection with the LTIP: 2010 - 83,991; 2009 - 60,247; 2008 - 109,642.

In 2010, 2009 and 2008, 20,000, 12,150 and 14,850 restricted shares, respectively, were issued to certain non-employee members of the Board of Directors. Transferability of these shares is restricted for one to three years following issuance. In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in restricted shares. These shares vest ratably, on an annual basis, over the term of office of the director. In 2010, 2009 and 2008, 4,578, 3,868 and 2,526 restricted shares, respectively, were issued in lieu of directors' fees.

At June 30, 2010, the Company had approximately 25 million common shares reserved for issuance in connection with its stock incentive plans.

NOTE 13. Shareholders' Protection Rights Agreement

On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders' Right for each common share outstanding on February 17, 2007 in relation to the Company's Shareholders Protection Rights Agreement. As of June 30, 2010, 161,256,018 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company's common shares, all holders of Shareholders' Rights would be entitled to purchase one common share at an exercise price currently set at $160. In addition, in certain circumstances, all holders of Shareholders' Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board, to exchange each Shareholders' Right for one common share. The Shareholders' Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders' Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders' Rights will cause substantial dilution to the person attempting the business combination. The Shareholders' Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders' Rights may be redeemed.

NOTE 14. Research and Development

Research and development costs amounted to $316,181 in 2010, $338,908 in 2009 and $303,098 in 2008. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $40,277 in 2010, $50,739 in 2009 and $47,757 in 2008. These costs are included in the total research and development cost for each of the respective years.

NOTE 15. Fair Value Measurements

On July 1, 2009, the Company adopted new accounting guidance relating to fair value measurements of nonfinancial assets and nonfinancial liabilities, which includes goodwill and long-lived assets. These items are recognized at fair value when an impairment exists. No material fair value adjustments were made to the Company's nonfinancial assets and nonfinancial liabilities during 2010.

A summary of financial assets and liabilities that were measured at fair value on a recurring basis at June 30, 2010 and June 30, 2009 is as follows:

	Total Value At June 30, 2010	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available for sale securities	**$ 3,542**	**$**	**$**	**$3,542**
Derivatives	**1,624**		**1,624**	
Liabilities:				
Deferred compensation plans	**112,189**		**112,189**	
Derivatives	**2,334**		**2,334**	

	Total Value At June 30, 2009	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available for sale securities	$ 3,493	$3,493	$	$
Derivatives	203		203	
Liabilities:				
Deferred compensation plans	99,007		99,007	
Derivatives	1,513		1,513	

Available for sale securities consist of an investment in stock in an electronic and electrical equipment company. The fair value of available for sale securities was transferred from Level 1 to Level 3 in 2010 as a result of the delisting of the electronic and electrical equipment company's stock from the international market of the London Stock Exchange. The fair value of available for sale securities as of June 30, 2010 was estimated using a market and income approach with equal weighting given to each approach. The market approach estimates a fair value by applying price-to-earnings multiples for similar companies that are publicly traded while the income approach estimates a fair value using a discounted cash flow analysis. During 2010, there were no purchases, sales, issuances or settlements of available for sale securities. After the stock delisting, it was determined that the fair value of the investment in the electronic and electrical equipment company had permanently declined and an expense of $7,251 was recognized in Net income, the amount of which had previously been included in Accumulated other comprehensive (loss). The fair value of available for sale securities as of June 30, 2009 was measured using quoted market prices. Derivatives primarily consist of costless collar contracts, the fair value of which is calculated through a model that utilizes market observable inputs including both spot and forward prices for the same underlying currencies. The Company has established nonqualified deferred compensation programs which permit officers, directors and certain management employees to defer a portion of their compensation, on a pre-tax basis, until their termination of employment. Changes in the fair value of the compensation deferred under these programs are recognized based on the quoted market prices for the participants' investment elections.

NOTE 16. Contingencies

The Company is involved in various litigation matters arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the United States for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.

Parker ITR S.r.l. (Parker ITR), a subsidiary acquired on January 31, 2002, has been the subject of a number of lawsuits and regulatory investigations, the majority of which have either been settled or are pending an appeal filed by the Company.

With respect to the class action lawsuits, the Company recognized $20,000 in expense in 2008 and $2,322 in expense in 2009. No expenses related to the class action lawsuits were recognized during 2010. With respect to the regulatory investigations, the Company recognized $35,084 in expense in 2009 and $654 in expense in 2010. No expenses related to the regulatory investigations were recognized in 2008.

As of June 30, 2010, the Company has made all required payments relating to the class action lawsuits and regulatory investigations and has no remaining accrual related to these matters. With respect to the class action lawsuits, the Company made payments of $22,322 in 2009. No payments were made in 2008 or 2010. With respect to the regulatory investigations, the Company made payments of $32,794 in 2009 and $2,944 in 2010. No payments were made in 2008.

Legal expenses related to these matters are being expensed as incurred and totaled $1,445, $3,092, and $5,767 in 2010, 2009 and 2008, respectively.

ENVIRONMENTAL – The Company is currently responsible for environmental remediation at various manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at off-site waste disposal facilities and regional sites.

As of June 30, 2010, the Company has a reserve of $15,825 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties. This reserve is net of $1,451 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 15 years.

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $15.8 million to a maximum of $72.3 million. The largest range of the estimated total liability for any one site is approximately $6.1 million. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

NOTE 17. Quarterly Information (Unaudited)

2010	1st	2nd	3rd	4th	Total
Net sales	**$2,237,165**	**$2,354,708**	**$2,614,823**	**$2,786,470**	**$9,993,166**
Gross profit	**436,220**	**485,227**	**552,372**	**672,280**	**2,146,099**
Net income attributable to common shareholders	**73,493**	**104,546**	**153,863**	**222,163**	**554,065**
Diluted earnings per share	**.45**	**.64**	**.94**	**1.35**	**3.40**

2009	1st	2nd	3rd	4th	Total
Net sales	$3,064,688	$2,688,656	$2,344,713	$2,210,958	$10,309,015
Gross profit	727,466	567,206	436,106	396,889	2,127,667
Net income attributable to common shareholders	250,176	155,401	53,422	49,516	508,515
Diluted earnings per share	1.50	.96	.33	.31	3.13

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

NOTE 18. Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2010	**High**	**$55.89**	**$59.36**	**$66.71**	**$72.50**	**$72.50**
	Low	**39.53**	**49.36**	**53.50**	**55.18**	**39.53**
	Dividends	**.25**	**.25**	**.25**	**.26**	**1.01**
2009	High	$72.69	$52.52	$46.45	$48.45	$72.69
	Low	48.67	31.29	27.69	33.13	27.69
	Dividends	.25	.25	.25	.25	1.00
2008	High	$78.43	$86.56	$76.03	$86.91	$86.91
	Low	58.19	71.15	58.10	69.46	58.10
	Dividends	.21	.21	.21	.21	.84

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Parker Hannifin Corporation

We have audited the accompanying consolidated balance sheets of Parker Hannifin Corporation and subsidiaries (the "Company") as of June 30, 2010 and June 30, 2009, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended June 30, 2010. We also have audited the Company's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parker Hannifin Corporation and subsidiaries as of June 30, 2010 and June 30, 2009, and the results of their operations and their cash flows for the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Deloitte & Touche LLP
Cleveland, Ohio
August 26, 2010

Management's Report on Internal Control Over Financial Reporting

Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework." We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2010.

Deloitte & Touche LLP, the independent registered accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2010, which is included herein.

Donald E. Washkewicz
Chairman,
Chief Executive Officer
and President

Timothy K. Pistell
Executive Vice President –
Finance and Administration and
Chief Financial Officer

Forward-Looking Statements

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the Company's future performance and earnings projections of the Company and individual segments may differ materially from current expectations, depending on economic conditions within its mobile, industrial and aerospace markets, and the Company's ability to maintain and achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins, actions taken to combat the effects of the current economic environment, and growth, innovation and global diversification initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment results. Among other factors which may affect future performance are:

- changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments, disputes regarding contract terms or significant changes in financial condition, and changes in contract cost and revenue estimates for new development programs,
- uncertainties surrounding timing, successful completion or integration of acquisitions,
- ability to realize anticipated costs savings from business realignment activities,
- threats associated with and efforts to combat terrorism,
- uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals,
- competitive market conditions and resulting effects on sales and pricing,
- increases in raw material costs that cannot be recovered in product pricing,
- the Company's ability to manage costs related to insurance and employee retirement and health care benefits, and
- global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability.

The Company makes these statements as of the date of the filing of its Annual Report on Form 10-K for the year ended June 30, 2010 and undertakes no obligation to update them unless otherwise required by law.

Eleven-Year Financial Summary

	2010	2009	2008	2007
Net sales	**$9,993,166**	$10,309,015	$12,145,605	$10,718,059
Cost of sales	**7,847,067**	8,181,348	9,339,072	8,272,949
Selling, general and administrative expenses	**1,277,080**	1,290,379	1,364,082	1,226,861
Goodwill impairment loss				
Interest expense	**103,599**	112,071	98,996	83,414
Income taxes	**198,452**	172,939	377,058	329,236
Income - continuing operations	**554,065**	508,515	949,466	830,046
Net income attributable to common shareholders	**554,065**	508,515	949,466	830,046
Basic earnings per share - continuing operations	**3.44**	3.15	5.64	4.75
Diluted earnings per share - continuing operations	**3.40**	3.13	5.53	4.68
Basic earnings per share	**3.44**	3.15	5.64	4.75
Diluted earnings per share	**$ 3.40**	$ 3.13	$ 5.53	$ 4.68
Average number of shares outstanding - Basic	**160,910**	161,564	168,285	174,643
Average number of shares outstanding - Diluted	**162,902**	162,719	171,644	177,495
Cash dividends per share	**$ 1.010**	$ 1.000	$ .840	$ .692
Net income attributable to common shareholders as a percent of net sales	**5.5%**	4.9%	7.8%	7.7%
Return on average assets	**5.6%**	5.0%	10.1%	10.0%
Return on average shareholders' equity	**12.8%**	10.7%	19.1%	18.5%
Book value per share	**$ 27.09**	$ 26.59	$ 31.35	$ 27.14
Working capital	**$1,383,905**	$ 1,118,027	$ 1,912,369	$ 1,460,930
Ratio of current assets to current liabilities	**1.6**	1.6	1.9	1.8
Plant and equipment, net	**$1,697,881**	$ 1,880,554	$ 1,926,522	$ 1,736,372
Total assets	**9,910,382**	9,855,902	10,386,854	8,441,413
Long-term debt	**1,413,634**	1,839,705	1,952,452	1,089,916
Shareholders' equity	**$4,367,965**	$ 4,268,199	$ 5,251,553	$ 4,712,680
Debt to debt-shareholders' equity percent	**28.9%**	35.2%	28.3%	21.4%
Depreciation	**$ 245,295**	$ 252,599	$ 257,570	$ 245,058
Capital expenditures	**$ 129,222**	$ 270,733	$ 280,327	$ 237,827
Number of employees	**54,794**	51,639	61,722	57,338
Number of shares outstanding at year-end	**161,256**	160,489	167,512	173,618



12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
00 01 02 03 04 05 06 07 08 09 10

Net Sales Millions of Dollars



900
825
750
675
600
525
450
375
300
225
150
75
00 01 02 03 04 05 06 07 08 09 10

Net Income Attributable To Common Shareholders Millions of Dollars



9.00
8.25
7.50
6.75
6.00
5.25
4.50
3.75
3.00
2.25
1.50
.75
00 01 02 03 04 05 06 07 08 09 10

Diluted Earnings Per Share Dollars

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2006	2005	2004	2003	2002	2001	2000
$9,385,888	$8,068,805	$6,887,596	$6,222,452	$6,149,122	$5,979,604	$5,385,618
7,367,618	6,391,477	5,577,888	5,165,523	5,116,570	4,728,156	4,186,850
1,036,646	860,278	765,570	687,455	686,485	679,963	575,906
		1,033		39,516		
75,763	66,869	73,144	81,249	82,484	95,775	59,183
261,682	205,105	140,871	97,246	87,886	187,391	193,955
638,276	533,166	332,085	189,362	130,150	340,792	368,232
673,167	604,692	345,783	196,272	130,150	340,792	368,232
3.57	2.99	1.88	1.09	.75	1.99	2.23
3.52	2.95	1.86	1.08	.75	1.97	2.21
3.76	3.39	1.96	1.13	.75	1.99	2.23
$ 3.71	$ 3.35	$ 1.94	$ 1.12	$ .75	$ 1.97	$ 2.21
178,817	178,193	176,562	174,573	173,114	171,458	165,497
181,326	180,674	178,509	175,343	174,092	172,596	166,868
$ .612	$ .520	$ .507	$ .493	$ .480	$ .467	$ .453
7.2%	7.5%	5.0%	3.2%	2.1%	5.7%	6.8%
9.0%	9.3%	5.7%	3.4%	2.3%	6.8%	8.8%
17.8%	19.1%	12.6%	7.7%	5.1%	14.1%	17.7%
$ 23.64	$ 18.76	$ 16.83	$ 14.42	$ 14.84	$ 14.66	$ 13.54
$ 1,457,873	$ 1,454,883	$1,260,036	$ 950,286	$ 875,781	$ 783,233	$ 966,810
1.9	2.1	2.0	1.7	1.6	1.6	1.8
$ 1,693,794	$ 1,581,348	$1,574,988	$ 1,641,532	$1,696,965	$1,548,688	$1,340,915
8,173,432	6,860,703	6,194,701	5,938,209	5,752,583	5,337,661	4,646,299
1,059,461	938,424	953,796	966,332	1,088,883	857,078	701,762
$4,240,904	$ 3,340,157	$2,982,454	$ 2,520,911	$2,583,516	$2,528,915	$2,309,458
21.1%	22.5%	24.9%	35.6%	36.8%	35.7%	31.0%
$ 245,681	$ 245,206	$ 239,106	$ 246,267	$ 231,235	$ 200,270	$ 167,356
$ 198,113	$ 154,905	$ 138,291	$ 156,342	$ 206,564	$ 334,748	$ 230,482
57,073	50,019	47,433	46,787	48,176	46,302	43,895
179,417	178,034	177,252	174,789	174,077	172,484	170,561


12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
00 01 02 03 04 05 06 07 08 09 10
Total Assets Millions of Dollars


6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
00 01 02 03 04 05 06 07 08 09 10
Long-Term Debt Millions of Dollars


12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
00 01 02 03 04 05 06 07 08 09 10
Shareholders' Equity Millions of Dollars

Corporate Management

MANAGEMENT COMMITTEE



DONALD E. WASHKEWICZ
Chairman, Chief Executive Officer and President
Age: 60
Years of Parker service: 38



LEE C. BANKS
Executive Vice President and Operating Officer
Age: 47
Years of Parker service: 18



ROBERT P. BARKER
Executive Vice President, Operating Officer and President – Aerospace Group
Age: 60
Years of Parker service: 37



MARWAN M. KASHKOUSH
Executive Vice President – Sales, Marketing and Operations Support
Age: 56
Years of Parker service: 33



TIMOTHY K. PISTELL
Executive Vice President – Finance and Administration and Chief Financial Officer
Age: 63
Years of Parker service: 41

GROUP PRESIDENTS & OFFICERS



ROBERT W. BOND
Vice President and President – Fluid Connectors Group
Age: 52
Years of Parker service: 33



YOON "MICHAEL" CHUNG
Vice President and President – Asia Pacific Group
Age: 47
Years of Parker service: 24



JEFFERY A. CULLMAN
Vice President and President – Hydraulics Group
Age: 55
Years of Parker service: 32



JOHN R. GRECO
Vice President and President – Instrumentation Group
Age: 56
Years of Parker service: 34



THOMAS F. HEALY
Vice President and President – Climate & Industrial Controls Group
Age: 50
Years of Parker service: 27

CORPORATE OFFICERS



JOHN G. DEDINSKY, JR.
Vice President – Global Supply Chain and Procurement
Age: 53
Years of Parker service: 31



DANA A. DENNIS*
Senior Vice President – Finance
Age: 62
Years of Parker service: 31



WILLIAM G. ELINE
Vice President – Chief Information Officer
Age: 54
Years of Parker service: 31



WILLIAM R. HOELTING
Vice President – Tax
Age: 53
Years of Parker service: 22



PAMELA J. HUGGINS
Vice President and Treasurer
Age: 56
Years of Parker service: 26

*The Board of Directors and Management of Parker Hannifin acknowledge the retirement of Senior Vice President – Finance, Dana A. Dennis, after 31 years of dedicated service.



DANIEL S. SERBIN
Vice President –
Human Resources
Age: 56
Years of Parker service: 30



THOMAS L. WILLIAMS
Executive Vice President
and Operating Officer
Age: 51
Years of Parker service: 7



KURT A. KELLER
Vice President and President –
Seal Group
Age: 52
Years of Parker service: 30



A. RICARDO MACHADO
Vice President and President –
Latin America Group
Age: 62
Years of Parker service: 17



PETER POPOFF
Vice President and President –
Filtration Group
Age: 58
Years of Parker service: 31



CHARLY SAULNIER
Vice President and President –
Europe, Middle East
and Africa Group
Age: 62
Years of Parker service: 40



ROGER S. SHERRARD
Vice President and President –
Automation Group
Age: 44
Years of Parker service: 21



JON P. MARTEN
Vice President and Controller
Age: 54
Years of Parker service: 23



M. CRAIG MAXWELL
Vice President –
Technology and Innovation
Age: 52
Years of Parker service: 14



THOMAS A. PIRAINO, JR.
Vice President, General Counsel
and Secretary
Age: 61
Years of Parker service: 28

Board of Directors

CHAIRMAN OF THE BOARD

DONALD E. WASHKEWICZ
Chairman, Chief Executive Officer
and President
Parker Hannifin Corporation
Age: 60, Director since 2000
Chairman since 2004

DIRECTORS

LINDA S. HARTY 1, 4
Treasurer
Medtronic, Inc.
(medical technology)
Age: 50, Director since 2007

WILLIAM E. KASSLING 1, 3
Chairman of the Board
Wabtec Corporation
(services for the rail industry)
Age: 66, Director since 2001

ROBERT J. KOHLHEPP 2, 3
Chairman
Cintas Corporation
(uniform rental)
Age: 66, Director since 2002

GIULIO MAZZALUPI 1, 4
Former President, Chief Executive Officer
and Director (retired)
Atlas Copco AB
(industrial manufacturing)
Age: 69, Director since 1999

KLAUS-PETER MÜLLER 3, 4
Chairman of the Supervisory Board
Commerzbank AG
(international banking)
Age: 65, Director since 1998

CANDY M. OBOURN 2, 3
President
Isoflux Incorporated
(coating technologies)
Age: 60, Director since 2002

JOSEPH M. SCAMINACE 2, 3
Chief Executive Officer and Director
OM Group, Inc.
(metal-based specialty chemicals)
Age: 57, Director since 2004

WOLFGANG R. SCHMITT 1, 2
Chief Executive Officer
Trends 2 Innovation
(strategic growth consultants)
Age: 66, Director since 1992

MARKOS I. TAMBAKERAS 1, 4
Former Chairman of the Board (retired)
Kennametal Inc.
(global tooling solutions supplier)
Age: 59, Director since 2005

JAMES L. WAINSCOTT 2, 4
Chairman, Chief Executive Officer
and President
AK Steel Holding Corporation
(steel producer)
Age: 53, Director since 2009

COMMITTEES OF THE BOARD

(1) AUDIT
Chair: L. S. Harty

(2) HUMAN RESOURCES AND COMPENSATION
Chair: C. M. Obourn

(3) CORPORATE GOVERNANCE AND NOMINATING
Chair: R. J. Kohlhepp

(4) FINANCE
Chair: K. P. Müller



Parker Hannifin's Board of Directors (from l to r): Robert Kohlhepp, Wolfgang Schmitt, Candy Obourn, William Kassling, Don Washkewicz, Klaus-Peter Müller, Linda Harty, Giulio Mazzalupi, Joseph Scaminace, Markos Tambakeras, James Wainscott

With Appreciation



The Board of Directors and Management of Parker Hannifin acknowledge the retirement of Executive Vice President – Sales, Marketing and Operations Support, Marwan M. Kashkoush, after 33 years of dedicated service. Under his leadership, the Business Development Process was established, the Etoy, Switzerland Headquarters opened, and the global expansion of ParkerStores was launched. Mr. Kashkoush's unwavering international support was inspirational and he will be remembered as a mentor to people both inside and outside of Parker.



The Board of Directors and Management of Parker Hannifin acknowledge the retirement of Giulio Mazzalupi, retired CEO of Atlas Copco AB, who served on Parker Hannifin's Board of Directors for 11 years. Mr. Mazzalupi made many important contributions through his extensive global management experience.

Fluid Connectors



Key Markets

- Aerial lift
- Agriculture
- Bulk chemical handling
- Construction machinery
- Food & beverage
- Fuel & gas delivery
- Industrial machinery
- Life sciences
- Marine
- Mining
- Mobile
- Oil & gas
- Renewable energy
- Transportation

Key Products

- Check valves
- Connectors for low pressure fluid conveyance
- Deep sea umbilicals
- Diagnostic equipment
- Hose couplings
- Industrial hose
- Mooring systems & power cables
- PTFE hose & tubing
- Quick couplings
- Rubber & thermoplastic hose
- Tube fittings & adapters
- Tubing & plastic fittings

Hydraulics



Key Markets

- Aerial lift
- Agriculture
- Alternative energy
- Construction machinery
- Forestry
- Industrial machinery
- Machine tools
- Marine
- Material handling
- Mining
- Oil & gas
- Power generation
- Refuse vehicles
- Renewable energy
- Truck hydraulics
- Turf equipment

Key Products

- Accumulators
- Cartridge valves
- Electrohydraulic actuators
- Human machine interfaces
- Hybrid drives
- Hydraulic cylinders
- Hydraulic motors & pumps
- Hydraulic systems
- Hydraulic valves & controls
- Hydrostatic steering
- Integrated hydraulic circuits
- Power take-offs
- Power units
- Rotary actuators
- Sensors

Instrumentation



Key Markets

- Alternative fuels
- Biopharmaceuticals
- Chemical & refining
- Food & beverage
- Marine & shipbuilding
- Medical & dental
- Microelectronics
- Offshore oil exploration
- Oil & gas
- Pharmaceuticals
- Power generation
- Pulp & paper
- Steel
- Water/wastewater

Key Products

- Analytical sample conditioning products & systems
- Chemical injection fittings & valves
- Fluoropolymer chemical delivery fittings, valves & pumps
- High purity gas delivery fittings, valves, regulators & digital flow controllers
- Industrial mass flow meters/ controllers
- Process control double block & bleeds
- Process control fittings, valves, regulators & manifold valves
- Permanent no-weld tube fittings
- Precision industrial regulators & flow controllers

Seal



Key Markets

- Aerospace
- Chemical processing
- Consumer
- Fluid power
- General industrial
- Information technology
- Life sciences
- Microelectronics
- Military
- Oil & gas
- Power generation
- Renewable energy
- Telecommunications
- Transportation

Key Products

- Dynamic seals
- Elastomeric o-rings
- Electro-medical instrument design & assembly
- EMI shielding
- Extruded & precision-cut, fabricated elastomeric seals
- High temperature metal seals
- Homogeneous & inserted elastomeric shapes
- Medical device fabrication & assembly
- Metal & plastic retained composite seals
- Shielded optical windows
- Thermal management
- Vibration dampening

Corporate Information

ETHICAL CONDUCT
Observing high ethical standards has contributed to Parker Hannifin's reputation for excellence. Parker Hannifin's Code of Conduct requires compliance with all relevant laws, while acting with honesty, fairness and integrity. Parker Hannifin is committed to meeting its ethical obligations to customers and suppliers, fellow employees, shareholders and the public.

EQUAL OPPORTUNITY
Parker Hannifin is an affirmative action/equal opportunity employer that extends its commitment beyond equal opportunity and nondiscriminatory practices to take positive steps to create an inclusive and empowered employee environment.

It is the policy of Parker Hannifin to provide all employees with a working environment free from all forms of discrimination and harassment. Further, Parker Hannifin will not tolerate discrimination or harassment against any person for any reason.

Parker Hannifin's policy is to make all employment decisions on the basis of an individual's job related qualifications, abilities, and performance – not on the basis of personal characteristics unrelated to successful job performance.

ANNUAL MEETING
The 2010 Annual Meeting of Shareholders will be held on Wednesday, October 27, 2010, at Parker Hannifin Corporate Headquarters, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141, at 9:00 a.m. EDT. Telephone 216 896 3000

FORM 10-K
Shareholders may request a free copy of Parker Hannifin's Annual Report to the Securities and Exchange Commission on Form 10-K by writing to the Secretary, Parker Hannifin Corporation, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141.

TRANSFER AGENT & REGISTRAR
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone 800 468 9716

www.wellsfargo.com/shareownerservices

DIVIDEND REINVESTMENT PLAN
Parker Hannifin provides a Dividend Reinvestment Plan for its shareholders. Under the Plan, Parker Hannifin pays all bank service charges and brokerage commissions. Supplemental cash payments are also an option. For information, contact:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone 800 468 9716

www.wellsfargo.com/shareownerservices

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche, LLP, Cleveland, Ohio

PARKER HANNIFIN CORPORATION
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
216 896 3000

PRODUCT INFORMATION & DISTRIBUTOR LOCATIONS
North America:
1-800-C-PARKER (1 800 272 7537)

Europe:
00800-C-PARKER-H (0800 2727 5374)

STOCK INFORMATION
New York Stock Exchange
Ticker symbol: PH
On the Internet at:
www.phstock.com

PH
LISTED
NYSE

WORLDWIDE CAPABILITIES
Parker Hannifin is the world's leading diversified manufacturer of motion and control technologies and systems. The company's engineering expertise spans the core motion technologies – electromechanical, hydraulic and pneumatic – with a full complement of fluid handling, filtration, sealing and shielding, climate control, process control and aerospace technologies. The company partners with its customers to increase their productivity and profitability.

See our capabilities online at: www.parker.com

INVESTOR CONTACT
Pamela J. Huggins
Vice President and Treasurer
216 896 2240, phuggins@parker.com

MEDIA CONTACT
Christopher M. Farage
Vice President, Communications and External Affairs
216 896 2750, cfarage@parker.com

CAREER OPPORTUNITIES
Search for job openings and apply online at:
www.parker.com/careers

Comparison of 5-Year Cumulative Total Return*

Among Parker-Hannifin Corporation, the S&P 500 Index and the S&P Industrial Machinery Index



Parker-Hannifin Corporation
S&P 500
S&P Industrial Machinery
200
150
100
50
*$100 invested on 6/30/05 in stock or index – including reinvestments of dividends. Fiscal year ending June 30.
6/05
6/06
6/07
6/08
6/09
6/10

	2005	2006	2007	2008	2009	2010
Parker-Hannifin Corporation	**100.00**	**126.75**	**161.92**	**178.93**	**110.29**	**144.96**
S&P 500	100.00	108.63	131.00	113.81	83.98	96.09
S&P Industrial Machinery	100.00	120.48	148.92	137.48	96.21	122.41

Parker's Motion & Control Product Groups

Aerospace



Key Markets
Aftermarket services
Commercial transports
Engines
General & business aviation
Helicopters
Launch vehicles
Military aircraft
Missiles
Power generation
Regional transports
Unmanned aerial vehicles

Key Products
Control systems & actuation products
Engine systems & components
Fluid conveyance systems & components
Fluid metering, delivery & atomization devices
Fuel systems & components
Fuel tank inerting systems
Hydraulic systems & components
Thermal management
Wheels & brakes

Automation



Key Markets
Alternative energy
Conveyor & material handling
Factory automation
Food & beverage
Life sciences & medical
Machine tools
Packaging machinery
Paper machinery
Plastics machinery
Primary metals
Safety & security
Semiconductor & electronics
Transportation & automotive

Key Products
AC/DC drives & systems
Air preparation
Electric actuators, gantry robots & slides
Human machine interfaces
Inverters
Manifolds
Miniature fluidics
Pneumatic actuators & grippers
Pneumatic valves & controls
Rotary actuators
Stepper motors, servo motors, drives & controls
Structural extrusions
Vacuum generators, cups & sensors

Climate & Industrial Controls



Key Markets
Agriculture
Air conditioning
Appliances
Food & beverage
Industrial machinery
Life sciences
Oil & gas
Precision cooling
Process
Refrigeration
Transportation

Key Products
Accumulators
Advanced actuators
CO_2 controls
Electronic controllers
Filter driers
Hand shut-off valves
Heat exchangers
Hose & fittings
Pressure regulating valves
Refrigerant distributors
Safety relief valves
Smart pumps
Solenoid valves
Thermostatic expansion valves

Filtration



Key Markets
Aerospace
Food & beverage
Industrial plant & equipment
Life sciences
Marine
Mobile equipment
Oil & gas
Power generation
Process
Transportation
Water

Key Products
Analytical gas generators
Chemical & microfiltration filters
Compressed air filters & dryers
Engine air, coolant, fuel & oil filtration systems
Filter vessels & housings
Fluid condition monitoring systems
Hydraulic & lubrication filters
Hydrogen, nitrogen & zero air generators
Process membrane & depth media filters
Water desalination & purification filters & systems

ENGINEERING YOUR SUCCESS.

Parker

Parker Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, 216 896 3000, www.parker.com